As filed with the Securities and Exchange Commission on July 27, 2009

Registration No. 333-118053

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 6

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SENSUS USA INC.

(Exact name of registrant as specified in its charter)

Delaware	3824	51-0338883
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification No.)

8537 Six Forks Road, Suite 400

Raleigh, North Carolina 27615

(919) 845-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

SEE TABLE OF ADDITIONAL REGISTRANTS

Peter Mainz

Chief Executive Officer & President

8537 Six Forks Road, Suite 400

Raleigh, North Carolina 27615

(919) 845-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David A. Carpenter

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 701-8432

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer  ☐        Accelerated filer  ☐        Non-accelerated filer  ☒        Smaller reporting company  ☐

Sensus USA Inc.

Table of Additional Registrants

Name	State of Incorporation/ Formation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.
Sensus (Bermuda 2) Ltd.	Bermuda	3824	98-0413362
Sensus Metering Systems IP Holdings, Inc.	Delaware	6719	43-2036056
Sensus Precision Die Casting, Inc.	Delaware	3363	61-1154640
Smith-Blair, Inc.	Delaware	3321	71-0674021
M&FC Holding, LLC	Delaware	6719	25-1595706

The address, including zip code, of the principal offices of the additional registrants listed above is 8537 Six Forks Road, Suite 400, Raleigh, North Carolina 27615, and the telephone number, including area code, of such additional registrants at that address is (919) 845-4000.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 27, 2009

PRELIMINARY PROSPECTUS

Sensus USA Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

We issued the 8 5/8% Senior Subordinated Notes due 2013 (the “notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), in exchange for our 8 5/8% Senior Subordinated Notes due 2013 (the “old notes”), which were issued on December 17, 2003, pursuant to Rule 144A and Regulation S under the Securities Act.

We pay interest on the notes semi-annually on June 15 and December 15 of each year. The notes mature on December 15, 2013. At our option, we may redeem all or a portion of the notes on or after December 15, 2008 at the redemption prices set forth in this prospectus. There is no sinking fund for the notes.

The notes are our unsecured senior subordinated obligations and rank junior to our senior indebtedness and equally with all of our unsecured senior subordinated indebtedness. Our obligations under the notes are fully and unconditionally guaranteed on a senior subordinated basis by our parent and, subject to certain limitations, each of our current and future domestic restricted subsidiaries.

This prospectus is to be used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in the notes. Goldman, Sachs & Co. may act as principal or agent in such transactions. These sales will be made at prices related to prevailing market prices at the time of such sale. We will receive no portion of the proceeds of the sale of such notes and will bear expenses incident to the registration thereof.

There is no established trading market for the notes, and we do not intend to apply for listing of the notes on any securities exchange.

Investing in the notes involves risks. See “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2009.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

PROSPECTUS SUMMARY

The following is a summary of some of the information contained or incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. Please review this prospectus and the documents incorporated by reference herein (as described under the section of this prospectus entitled “Incorporation of Documents by Reference”) in their entirety, including the risk factors and financial statements and the related notes included elsewhere or incorporated by reference herein, before you decide to invest in the notes. Unless the context otherwise indicates or requires, references in this prospectus to (i) the term “Parent” refers to Sensus (Bermuda 2) Ltd., (ii) the term “Sensus” refers to Sensus USA Inc., the issuer of the notes, (iii) the terms “our company,” “we,” “us,” or “our” refer to Sensus and its subsidiaries, and (iv) the terms “the Sensus Group” or “the group” refer to Parent and its subsidiaries, including Sensus, in each case after giving effect to the acquisition of the metering systems business of Invensys plc, or “Invensys Metering Systems,” which was completed on December 17, 2003. Certain statements in this “Prospectus Summary” are forward-looking statements. See “Forward-Looking Statements.”

Financial information reflected throughout and incorporated by reference in this prospectus, unless otherwise specifically indicated, reflects information for the Sensus Group on a consolidated basis. References to “fiscal year” and “fiscal” mean the twelve months ending March 31.

Effective as of June 25, 2009, the name of Sensus Metering Systems (Bermuda 2) Ltd. was changed to Sensus (Bermuda 2) Ltd. and, effective as of July 2, 2009, the name of Sensus Metering Systems Inc. was changed to Sensus USA Inc.

Our Company

We conduct the primary operations of the Sensus Group in North America. The Sensus Group is a leading provider of advanced utility infrastructure systems, metering technologies and related communication systems to the worldwide utility industry. The group has over a century of experience in providing support to utilities. The Sensus Group’s technologies, products and systems enable its utility customers to measure, manage and control electricity, water and natural gas more efficiently thereby enhancing conservation of those limited resources. The group’s products and technologies provide key functionality that will be required for the development of the “Smart Grid” in the United States. The Sensus Group is a leading provider of advanced metering infrastructure, or AMI, fixed network radio frequency, or RF, systems and solutions with a wide range of product offerings to meet the evolving demands of the electric, water, and gas utility sectors. We believe that the Sensus Group is the fastest growing participant in the North American electric metering systems market and the largest global manufacturer of water meters, a leading supplier of automatic meter reading, or AMR, devices to the North American water utilities market and a leading global developer and manufacturer of gas and heat metering systems. The Sensus Group is recognized throughout the utility industry for developing and manufacturing metering products with long-term accuracy and robust product features, innovative metering communications systems, as well as for providing comprehensive customer service for all of the group’s products and services. In addition to our advanced utility infrastructure and metering business, we believe that we are the leading North American producer of pipe joining and repair products for water and natural gas utilities and we are a premier supplier of precision-manufactured, thin-wall, low-porosity aluminum die castings.

Industry, Markets and Products

The Sensus Group has two principal product groups: utility infrastructure systems products and support products, accounting for approximately 82% and 18% of net sales, respectively, for fiscal 2009. The two product groups, plus corporate operations, are organized into two reporting segments: Utility Infrastructure and Related Communication Systems (formerly Metering and Related Communication Systems) and All Other. The Utility Infrastructure and Related Communication Systems segment includes advanced metering technologies, such as AMI and AMR communications systems and four principal metering technology categories: water, gas, electricity and heat. Included in the All Other segment, under the Smith-Blair brand name, we manufacture pipe joining and repair products used primarily by water and gas utilities. Also, the All Other segment includes precision die castings that are used internally for our gas meter products and sold externally to various end markets, including the automotive market through tier I industry suppliers. For fiscal 2007, 2008 and 2009, the Sensus Group had net sales from continuing operations of $632.9 million, $694.2 million and $670.7 million, respectively. The Sensus Group had net sales of $145.0 million and $185.1 million for the fiscal quarters ended June 27, 2009 and June 28, 2008, respectively. The group’s net sales from continuing operations exclude certain amounts billed primarily to AMI electric and gas utility customers, which the Sensus Group is required to defer under AICPA Statement of Position No. 97-2, Software Revenue Recognition, or SOP 97-2. For fiscal 2008 and 2009, the billings that the Sensus Group was required to defer under SOP 97-2 were $31.4 million and $135.4 million, respectively (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” in Item 7 and Note 1 under “Notes to Consolidated Financial Statements” in Item 8 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as amended, which is incorporated by reference into this prospectus). For the fiscal quarters ended June 27, 2009 and June 28, 2008, the billings that the Sensus Group was required to defer under SOP 97-2 were $53.7 million and $20.7 million, respectively (see Note 1 under “Notes to Unaudited Consolidated Financial Statements” in Item 1 of our Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009, which is incorporated by reference into this prospectus).

Utility Infrastructure and Related Communication Systems

The Sensus Group provides advanced utility infrastructure and related communication systems, which include utility-wide AMI fixed network RF deployments, AMR systems, demand response technologies, advanced metering and related communication technologies, products and solutions, to utilities throughout the world and has a large installed base of meters worldwide. The North American and European utility markets are the largest markets in which the Sensus Group participates.

Advanced technology and two-way communications systems provide utilities with the means to measure, manage and control various points in their infrastructure more efficiently and timely. Two-way communications allow a utility not only to receive information from a device (e.g., a meter), but to send commands to control the device. In addition to meters, the Sensus Group’s communication technology can be integrated into other devices and used in demand response applications such as with a thermostat. This provides the utility with the ability not only to monitor usage, but also to control demand, a key aim of the Smart Grid. The ability to communicate and control devices in its infrastructure provides a utility with a way to improve its efficiency and improve resource conservation. Increases in efficiencies and conservation have become strong drivers in the growth in AMI and AMR markets. The Sensus Group offers AMI and AMR systems, which can be deployed with most major competitors’ meters as well as the group’s own. In addition, the Sensus Group’s meters can be deployed on most of the leading AMI and AMR systems in the market.

Conservation Solutions. The Sensus Group’s Conservation Solutions business (formerly AMI & Electric) offers the Sensus FlexNet® two-way RF fixed network AMI solution across electric, gas and water utilities. The Sensus Group participates in electric markets that follow the American National Standards Institute standards. Our principal electric market is North America where we participate with our iCon® solid-state meter and our

Sensus FlexNet® AMI system for residential metering applications. The North American electric utility market is made up of approximately 3,000 electric utilities having approximately 140 million meters for residential, commercial and industrial applications. The two main segments of the electric utility market are investor owned utilities, or IOUs, and public or municipal utilities. IOUs make up 7% of the market segment, but manage approximately 70% of the metering services. In the United States, recent energy legislation—the Energy Advancement and Investment Act (2007) and the Energy Independence and Security Act (2007)—created a requirement for the utility regulatory bodies in each state to consider implementing advanced metering solutions. This requirement has been a significant driver for utilities to upgrade or replace their existing electricity meters with AMR or AMI systems.

We believe that FlexNet® provides the utility industry’s most reliable and flexible two-way AMI fixed network solution. This network is based on a Federal Communications Commission, or FCC, licensed and protected communications network. We believe that utility customers can benefit from these FlexNet® features, as well as others, including IP-based wide area communications, open standards home area networking, advanced Smart Grid products, and IP-based information systems. The Sensus Group’s network solution delivers timely and accurate AMI communications through a dedicated redundant RF data path with high power broadcasting capabilities to minimize infrastructure investments. This allows utilities to communicate with a complete range of endpoint devices including smart water, gas and electric meters, intelligent home devices, demand response, and distribution automation equipment in any mix of rural and urban settings. We believe that FlexNet® provides a proven single-technology solution that reduces cost, mitigates technology risk, enables pricing flexibility and demand response, and improves operational efficiency through reliable performance, cross-vendor compatibility, and system scalability.

We continue to expand the iCon® electric meter product family to include commercial and industrial electric meter lines as well as increasing the meter’s AMI and AMR capabilities. We offer our own electric meter AMI and AMR products, which include the Sensus FlexNet® two-way fixed network system in addition to our RadioRead® mobile walk-by/drive-by system. The key design features of the iCon® meter enable the product to be one of the most highly accurate electricity measurement devices, and the well-engineered mechanical design allows for AMI and AMR product integration of both Sensus and compatible third-party AMI/AMR vendor products. These features have permitted the iCon® meter to gain rapid market acceptance in North America. The market growth for solid-state meters is expected to increase in the North American electric meter market due to utilities upgrading to new technologies that integrate new meters with AMI/AMR systems.

During fiscal 2009, Sensus executed long-term contracts to deploy its advanced, fixed network AMI technology. As of June 27, 2009, we had entered into contracts covering the deployment of 8.3 million FlexNet® AMI electric and gas endpoints. These long-term contracts, which extend up to 20 years, provide for the deployment of our FlexNet® AMI Network and contain multiple product and service elements including hardware, software, project management and installation services as well as ongoing support. As of June 27, 2009, we had cumulatively shipped approximately 3.0 million endpoints under these contracts.

Water and Heat. The Sensus Group’s water metering technology products and systems are sold worldwide with its largest markets being North America and Europe. The Sensus Group has water metering systems that cover residential and commercial applications. The Sensus Group’s water meters utilize two basic metrology designs. The first is a piston or positive displacement design, which measures water based on the displacement of a known volume of water. The second is a velocity design, whereby the measurement uses the speed of water through a specific fixed diameter. In addition, meters can have two basic types of registers, known as manual and encoder registers. A manual or standard register delivers a reading that is determined by gears mechanically turning numbered dials and is read visually. An encoder register is an electronic register whereby the register’s odometer reading is converted into electronic signals. Once the reading has been encoded, it can be transmitted and read in a variety of ways, including remotely. The Sensus Intelligent Communicating Encoder or ICE® family of products is available on all positive displacement water meters and is the basis for one of the most technologically advanced AMI and AMR systems in the industry. The Sensus Group’s AMI and AMR systems offer utilities several ways to collect meter reading data, including TouchRead®, walk-by and drive-by RF RadioRead®, PhoneRead® and fixed-based FlexNet® RF systems.

The North American water utility market is the Sensus Group’s largest market and where we believe that we hold a leading market position among our four main competitors. Our end-customers in this market are the approximately 53,000 water utilities having approximately 80 million meters located throughout the continent. Historically, we focused our efforts on the small- to mid-size utilities that have an installed base of fewer than 50,000 meters. Such utilities represent approximately 90% of the water utilities in North America. We believe that our high accuracy meters and AMI and AMR systems are attractive to these smaller utilities, which generally have limited resources, because our systems reduce labor-intensive manual meter readings, improve reading accuracy and minimize the cost of repairs.

The European water metering market is another significant market, and the Sensus Group is one of the leading participants in this market. Some of the European residential water meter market is subject to national regulations that effectively limit a meter’s service life and in these markets these regulations can minimize the need for long-term accuracy. In addition, these utilities do not read the meters frequently, which makes the cost of advanced metering systems more difficult to justify. As a result of these factors, product differentiation and features, to date, have been less of a basis for competition in Europe than in North America. However, the Sensus Group is witnessing a heightened level of utility market activity with advanced metering communications systems in the European market, and with that, the Sensus Group is investigating AMI/AMR system solutions for the market that could change these market dynamics. For industrial and commercial meters, durability, accuracy and design specifications are more critical in the customer’s selection process and are a greater basis for competition.

The Sensus Group’s heat metering activity is focused on heat utilities and sub-metering companies in Europe with its main activity in countries that utilize hot water for heating purposes. The Sensus Group produces several types of heat meters that measure the energy consumed. Sensors measure the temperature of the water in a closed system as it enters and exits the building or apartment. The difference in temperature is used to calculate the amount of energy consumed. Heat metering products include PolluCom E® compact heat meter, PolluStat E® ultrasonic heat meter and PolluFlow® bulk hot water meter. Advanced metering communications systems are also being reviewed for these markets.

Gas. The Sensus Group’s gas metering and regulator products are sold primarily in the North American gas utility market and selected international gas utility markets where our gas products meet the regional product specifications. The Sensus Group’s largest market is in North America where the market consists of approximately 1,250 gas utilities with approximately 75 million meters. The majority of the market consists of large IOUs, with the remaining being small-to-mid-size municipal utilities. The IOUs make up approximately 20% of the gas utility companies; however, they manage over 85% of the metering services in the North American market.

The Sensus Group has provided gas metering and regulation products to the gas utility market for over 100 years and is considered a market leader in the markets in which it participates. Over this period, the Sensus Group has continued to provide product improvements and new product developments to the market. The Sensus Group produces diaphragm gas metering devices for residential, commercial and industrial market segments, along with our ultrasonic gas meter product line under the Sonix® brand name. For transport gas customers, the group supplies the market with large volume turbine and auto-adjust turbine meters. In addition to meters, the Sensus Group provides regulator products that control gas line pressure. We also supply AMI and AMR systems that can read a meter remotely using radio frequency interfaces. The group’s AMI and AMR systems that are used in the gas utility market include the Sensus FlexNet® AMI and the Sensus mobile RadioRead® system.

All Other

The All Other segment includes pipe joining, tapping and repair products that consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps that are used by utilities in pipe joining and pipe repair applications. Also included in the All Other segment are die casting products that consist of high quality thin-wall, low porosity aluminum die castings, generally targeting the automotive industry and gas utility markets.

Pipe Joining and Repair Products. Our Smith-Blair brand competes in the North American pipe joining, repairing, restraining, and tapping products market. These products consist principally of pipe couplings, tapping sleeves and saddles, joint restraints, and repair clamps that are used primarily by water and natural gas utilities to construct, extend and repair utility piping systems. Demand for pipe joining, restraining, tapping and repair products is driven by new construction, replacements and repairs. Replacement and repair demand is driven by aging infrastructure as well as extreme weather conditions, including freezes, droughts, hurricanes and earthquakes. Due to the often time-sensitive nature of customer demand for pipe joining, repairing, restraining, and tapping products, a company’s ability to respond promptly to customer needs with effective engineering solutions plays a significant role in its success within this market. Smith-Blair successfully differentiates itself by providing the widest range of both standard products and engineered-to-order products while maintaining the highest levels of customer service and, we believe, the shortest lead times in the industry.

Precision Die Casting Products. In North America, several hundred die casters produce thousands of castings for numerous products ranging from components for automobiles to medical devices. Our die casting products consist of high quality thin-wall, low porosity aluminum die castings, generally targeting the automotive industry and gas utility markets in North America. We believe that only a few other precision die casters in the United States have the ability to produce these types of products. Sales within the precision die casting market are largely dependent on the success of the automotive platform for which the products are manufactured. In fiscal 2009, approximately 14% of our die casting products were used internally by our gas metering business, and approximately 86% were sold to tier I automotive component suppliers.

For additional information regarding our reporting segments, including segment revenue, operating (loss) income and total assets, see Note 17 under “Notes to Consolidated Financial Statements” in Item 8 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as amended, which is incorporated by reference into this prospectus, and Note 9 under “Notes to Unaudited Consolidated Financial Statements” in Item 1 of our Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009, which is incorporated by reference into this prospectus.

The Invensys Metering Systems Acquisition

On December 17, 2003, we acquired Invensys Metering Systems from certain affiliates of Invensys plc, which we refer to collectively as “Invensys.” Prior to the completion of this acquisition, we had no active business operations. The acquisition was funded through a combination of borrowings under our senior credit facilities, proceeds from the offering of the old notes and capital contributions from the principal equity investors in the Sensus Group, which are comprised of certain funds affiliated with The Resolute Fund, L.P. that are managed by The Jordan Company, L.P., which we refer to collectively as “The Resolute Fund,” and GS Capital Partners 2000, L.P. and certain of its affiliated investment partnerships, which we refer to collectively as “GS Capital Partners.” The Resolute Fund and GS Capital Partners beneficially own substantially all of the outstanding voting securities of our ultimate parent, Sensus (Bermuda 1), which we refer to as “Holdings,” and, therefore, control Sensus. Please refer to the section of this prospectus entitled “The Invensys Metering Systems Acquisition” for a summary description of the terms of the acquisition of Invensys Metering Systems and the related equity contribution, to the section of this prospectus entitled “The Senior Credit Facilities” for a summary description of the terms of our senior credit facilities and to the section entitled “Security Ownership of Certain

Beneficial Owners and Management and Related Stockholder Matters” in Item 12 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as amended, which is incorporated by reference into this prospectus, for a table showing The Resolute Fund’s and GS Capital Partners’ respective beneficial ownership interests in the outstanding voting securities of Holdings.

Senior Credit Facilities

In connection with the acquisition of Invensys Metering Systems, the Sensus Group entered into senior credit facilities with a syndicate of lenders. The credit facilities provide senior secured financing of $264 million, consisting of (a) one U.S. term loan facility in the amount of $194 million and (b) two revolving credit facilities in an aggregate amount of $70 million. There were no borrowings outstanding under the revolving credit facilities as of June 27, 2009; however, approximately $15 million of the facility was utilized in connection with outstanding letters of credit that had not been drawn upon. As of July 24, 2009, following the closing of the amendment to our senior credit facilities discussed below, $8 million in borrowings and approximately $15 million in letters of credit that had not been drawn upon were outstanding under the revolving credit facilities. As of June 27, 2009, $159 million was outstanding under the U.S. term loan facility. As of July 24, 2009, following the closing of the amendment to our senior credit facilities, $194 million was outstanding under the U.S. term loan facility. The senior credit facilities require the Sensus Group to comply with certain financial covenants, consisting of maximum total leverage ratios, minimum interest coverage ratios and minimum fixed charge coverage ratios.

On July 23, 2009, the Sensus Group entered into an amendment to its senior credit facilities with its lenders. The amendment extended the maturity of certain term loans by providing approximately $131 million of new term loans with a maturity date of June 3, 2013, the aggregate amount of which was deemed to convert a like amount of outstanding principal of previously existing term loans that had a maturity date of December 17, 2010. The amendment also provided an additional $35 million in new term loans, extended the maturity date of our $70 million in revolving loan capacity from December 17, 2009 to December 17, 2012, increased the U.S. letter of credit availability from $20 million to $50 million and modified certain financial covenants to improve financial flexibility.

Terms of the Notes

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Sensus USA Inc.

Securities Offered	$275.0 million aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2013.

Maturity Date	December 15, 2013.

Interest	8 5/8% per annum, payable semi-annually in arrears on June 15 and December 15.

Guarantees	The notes are unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis, by Parent and, subject to certain limited exceptions, all our existing and future domestic subsidiaries. Our foreign subsidiaries do not guarantee the notes.

Ranking	The notes are our unsecured senior subordinated obligations. The notes and related guarantees rank:

•	junior to all of our and the guarantors’ existing and future senior indebtedness;

•	equally with any of our and the guarantors’ existing and future senior subordinated indebtedness; and

•	senior to any of our and the guarantors’ existing and future subordinated indebtedness.

As of June 27, 2009, the Sensus Group had $159.0 million of senior indebtedness outstanding, all of which was secured. As of July 24, 2009, following the closing of the amendment to its senior credit facilities, the Sensus Group had $202.0 million of senior indebtedness outstanding, all of which is secured. The notes are structurally subordinated to all of the existing and future liabilities of our subsidiaries that do not guarantee the notes. As of June 27, 2009, the non-guarantor subsidiaries had approximately $142.6 million of combined total liabilities (including trade payables, but excluding debt owed to the issuer or any note guarantor).

Optional Redemption	We may redeem the notes at any time and from time to time on or after December 15, 2008 in whole or in part, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.

Change of Control	If a change of control occurs, subject to certain conditions, we must give holders of the notes an opportunity to sell to us the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. See “Description of the Notes—Change of Control.”

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit the ability of Parent and each of its restricted subsidiaries, including the issuer, to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness;

•	make certain investments;

•	enter into arrangements that restrict dividends from its subsidiaries;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of its subsidiaries; and

•	merge, amalgamate or consolidate with other companies or transfer all or substantially all of its assets.

The limitations will be subject to a number of important qualifications and exceptions. See “Description of the Notes—Certain Covenants.”

For additional information about the notes, see the section of this prospectus entitled “Description of the Notes.”

Risk Factors

Before making an investment decision with respect to the notes, you should consider carefully the information included in the “Risk Factors” section as well as other information set forth in this prospectus and incorporated by reference into this prospectus (as described under “Incorporation of Documents by Reference”).

Corporate Offices

Our principal executive offices are located at 8537 Six Forks Road, Suite 400, Raleigh, NC 27615 and our phone number is (919) 845-4000.

RISK FACTORS

An investment in the notes involves a high degree of risk. You should carefully consider the risks described below as well as the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as amended, which is incorporated by reference into this prospectus, together with the other information contained or incorporated by reference in this prospectus, before investing in the notes. See “Where You Can Find More Information” and “Incorporation of Documents by Reference.” If any such risks actually occur, our business, financial results and operating results could be materially and adversely affected, which, in turn, could adversely affect our ability to repay the notes.

Risks Relating to this Offering and the Notes

Our substantial indebtedness could adversely affect our financial health, harm our ability to react to changes to our business and could prevent us from fulfilling our obligations under our indebtedness, including the notes.

We are highly leveraged and have significant debt service obligations. As of June 27, 2009, the Sensus Group had total debt of $438.9 million outstanding. The group’s cash interest paid for the fiscal quarters ended June 28, 2008 and June 27, 2009 was $14.8 million and $12.6 million, respectively. The group’s cash interest paid for fiscal 2008 and fiscal 2009 was $38.9 million and $36.2 million, respectively.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could also have other material consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt; and

•	limit our ability to raise additional financing on satisfactory terms or at all.

Furthermore, our interest expense could increase if interest rates increase because a major portion of our debt under the credit agreement governing our senior secured credit facilities is variable-rate debt. As of July 24, 2009, following the closing of the amendment to its senior credit facilities, the Sensus Group had $202 million of senior indebtedness outstanding consisting of $194 million under the U.S. term loan facility and $8 million under the revolving credit facilities. Term loans under the senior credit facilities bear interest, at our option, at Adjusted LIBOR, as defined in the credit agreement, plus a 4.5% margin, or the Alternate Base Rate, as defined in the credit agreement, plus 3.5%. Revolving loans under the senior credit facilities bear interest, at our option, at Adjusted LIBOR plus a 3.5% margin, or the Alternate Base Rate plus 2.5%, exclusive in each case of a 1% facility fee. The amendment provided for a minimum London Interbank Offered Rate, or LIBOR, of 2.5%, which we refer to as a “LIBOR floor,” and a minimum Alternate Base Rate of 3.5%, which we refer to as an “Alternate Base Rate floor,” applicable to certain term loans and revolving loans. The pricing for certain term loans that were not extended by the amendment will remain at LIBOR plus an applicable margin of 2%. See “The Senior Credit Facilities.” During fiscal 2007, 2008 and 2009, we utilized interest rate swap agreements to mitigate our exposure to fluctuations in interest rates on variable-rate debt. We may continue to utilize these agreements to manage interest rate risk in the future. As of June 27, 2009, we held interest rate swap agreements covering an aggregate notional amount of $120.0 million. These swap agreements, however, do not provide complete protection from fluctuations in interest rates and we could recognize losses as a result of entering into swap agreements.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes and the credit agreement governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, the indenture governing the notes allows us to incur additional indebtedness so long as on the date of the incurrence thereof, our Consolidated Coverage Ratio (as defined in the indenture governing the notes) exceeds 2.00 to 1.00. In addition, the indenture governing the notes allows us to incur indebtedness in the aggregate amount that is available under our senior credit facilities plus other specifically identified additional amounts, including a general carve-out from the restrictions on indebtedness included therein, in the amount of $25.0 million, whether or not we satisfy the ratio. As of June 27, 2009, the Sensus Group had $70.0 million of borrowings available under the revolving credit facilities of the senior credit facilities of which approximately $15 million was used to support letters of credit that had not been drawn upon. As of July 24, 2009, following the closing of the amendment to our senior credit facilities, the Sensus Group had $62.0 million of borrowings available under the revolving credit facilities of which approximately $15 million was used to support letters of credit that had not been drawn upon. Any additional borrowings could be senior to the notes and the related guarantees. If we incur additional debt in the future, the risks associated with our substantial leverage would increase. See “The Senior Credit Facilities” and “Description of the Notes” for a detailed description of the qualifications and exceptions to our ability to incur additional indebtedness.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes and amounts borrowed under our senior secured credit facilities, and to fund our operations, depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations, currently anticipated cost savings and operating improvements may not be realized on schedule or at all and future borrowings may not be available to us under our senior secured credit facilities or otherwise in amounts sufficient to enable us to service our indebtedness, including the notes and amounts borrowed under the senior secured credit facilities, or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the indenture for the notes and the credit agreement for our senior secured credit facilities may restrict us from adopting any of these alternatives. Furthermore, neither The Resolute Fund nor GS Capital Partners has any continuing obligation to provide us with debt or equity financing. Because of these and other factors beyond our control, we may be unable to pay the principal, premium, if any, interest or other amounts on the notes. See “The Senior Credit Facilities” and “Description of the Notes.”

Restrictive covenants in the senior credit facilities and the indenture governing the notes may restrict our ability to pursue our business strategies.

Our senior secured credit facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be beneficial to us in the future. Our senior secured credit facilities include covenants restricting, among other things, our ability to:

•	guarantee or incur additional debt;

•	incur liens and engage in sale leaseback transactions;

•	make loans and investments;

•	declare dividends or redeem or repurchase capital stock;

•	engage in mergers, amalgamations, acquisitions and other business combinations;

•	prepay, redeem or purchase subordinated debt (including the notes);

•	amend or otherwise alter terms of debt (including the notes);

•	sell assets;

•	transact with affiliates; and

•	alter the business that we conduct.

For a discussion of the restrictive covenants and the qualifications and exceptions thereto, see “Description of the Notes—Certain Covenants.”

Our senior secured credit facilities also include financial covenants, including requirements that we maintain a:

•	minimum interest coverage ratio;

•	minimum fixed charge coverage ratio; and

•	maximum leverage ratio.

These financial covenants become more restrictive over time.

The indenture governing the notes also contains numerous covenants including, among other things, restrictions on our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	make certain investments;

•	enter into arrangements that restrict dividends from our subsidiaries;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of our subsidiaries; and

•	merge, amalgamate or consolidate with other companies or transfer all or substantially all of our assets.

Our breach of any covenant contained in our senior secured credit facilities or the indenture governing the notes could have an adverse effect on our ability to repay the notes and our other debt.

A breach of any covenant contained in our senior secured credit facilities or the indenture governing the notes, including the inability to comply with the required financial ratios contained therein, could result in a default under our senior secured credit facilities or the notes. If any such default occurs, the lenders under our senior secured credit facilities and the holders of the notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our senior secured credit facilities also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under our senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure the debt, which includes the available cash of Sensus and its subsidiaries that guarantee the senior secured facilities, and they will also have the right to prevent us from making debt service payments on the notes. If the debt under our senior secured credit facilities or the notes were to be accelerated, our assets may not be sufficient to repay in full the notes and our other debt. As of June 27, 2009, the Sensus Group was in full compliance with the financial restrictions and covenants of the senior credit facilities and the indenture governing the notes.

Your right to receive payments on the notes is subordinated to the borrowings under our senior secured credit facilities and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of the guarantors’ existing senior indebtedness and possibly to all of the guarantors’ future borrowings.

The notes and the guarantees rank behind all of our and the guarantors’ existing senior indebtedness, including the senior secured credit facilities, and rank behind all of our and the guarantors’ future borrowings, in each case, except any future indebtedness that expressly provides that it ranks equal with, or junior in right of payment to, the notes and the guarantees, as applicable. As of June 27, 2009, we had $159.0 million of senior indebtedness outstanding, all of which was secured. As of July 24, 2009, following the closing of the amendment to our senior credit facilities, we had $202.0 million of senior indebtedness outstanding, all of which is secured. In addition, our senior secured credit facilities and the indenture for the notes permit us to incur additional indebtedness, subject to certain limitations. See “The Senior Credit Facilities—Covenants and Other Matters” and “Description of the Notes—Certain Covenants—Limitation on Indebtedness.” As of June 27, 2009, the Sensus Group had $70.0 million of borrowings available under the revolving credit facilities of the senior credit facilities of which approximately $15 million was used to support letters of credit that had not been drawn upon. As of July 24, 2009, following the closing of the amendment to our senior credit facilities, the Sensus Group had $62.0 million of borrowings available under the revolving credit facilities of which approximately $15 million was used to support letters of credit that had not been drawn upon. Any additional borrowings could be senior to the notes and the related guarantees.

As a result of this subordination, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the senior debt of the guarantors are entitled to be paid in full and in cash before any payment may be made with respect to the notes or the guarantees.

All payments on the notes and the guarantees may be blocked by our senior lenders in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on designated senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with the trade creditors and all other holders of our and the guarantors’ senior subordinated indebtedness in the assets remaining after we and the guarantors have paid all of the senior secured indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables or other unsecured, unsubordinated creditors in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of senior indebtedness.

The notes are not secured by our assets nor those of our guarantors, and the lenders under our senior secured credit facilities are entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.

In addition to being subordinated to all our existing and future senior debt, the notes and the guarantees are not secured by any of our assets. Our obligations under our senior secured credit facilities are secured by, among other things, a first priority pledge of all the common stock of Sensus, substantially all our assets and substantially all the assets of certain of the guarantors as well as certain of the assets of our foreign subsidiaries with respect to the portions of our senior secured credit facilities that are made available to such subsidiaries. If we become insolvent or are liquidated, or if payment under our senior secured credit facilities or in respect of any other secured indebtedness is accelerated, the lenders under our senior secured credit facilities or holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our senior secured credit facilities or other senior debt). Upon the occurrence of any default under our senior secured credit facilities (and even without accelerating the indebtedness under our senior secured credit facilities), the lenders may be able to prohibit the payment of the notes and guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the notes. See “The Senior Credit Facilities” and “Description of the Notes—Ranking.”

The notes are not guaranteed by any of Parent’s non-domestic subsidiaries and, as a result, are effectively subordinated to all obligations of the non-guarantor subsidiaries.

The subsidiary guarantors of the notes include only our wholly owned domestic subsidiaries, subject to certain limited exceptions. The notes are not guaranteed by Parent’s other subsidiaries (including all of Parent’s foreign subsidiaries). One foreign subsidiary of Parent may in the future incur $16.0 million under a European revolving credit facility. As a result of this structure, the notes are effectively subordinated to all indebtedness and other obligations, including trade payables, of the non-guarantor subsidiaries of Parent. The effect of this subordination is that, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding involving a non-guarantor subsidiary, the assets of that subsidiary could not be used to pay you until after all other claims against that subsidiary, including trade payables, have been fully paid. In addition, holders of minority equity interests in non-guarantor subsidiaries may receive distributions prior to or pro rata with us depending on the terms of the equity interests.

The historical financial data included and incorporated by reference in this prospectus include data for Parent’s non-guarantor subsidiaries. In fiscal 2009, the aggregate net sales of the non-guarantor subsidiaries were $280.3 million, representing approximately 42% of total sales of the Sensus Group and the net loss of the non-guarantor subsidiaries was $3.4 million. As of June 27, 2009, the aggregate total assets, excluding intercompany balances (based on book value), of the non-guarantor subsidiaries were $260.1 million, representing approximately 23% of total assets of the Sensus Group (based on book value). As of the same date, the non-guarantor subsidiaries had approximately $142.6 million of total liabilities (including trade payables, but excluding debt owed to the issuer of the notes or any note guarantor).

Federal and state fraudulent transfer laws and Bermuda law permit a court to void the notes and the guarantees and, if that occurs, you may not receive any payments on the notes.

The notes are guaranteed by each of the guarantors. Our issuance of the notes and the issuance of the guarantees by the guarantors may be subject to review under federal and state fraudulent transfer and conveyance statutes or under Bermuda law if a bankruptcy, liquidation or reorganization proceeding, including circumstances in which bankruptcy is not involved, is commenced at some future date by, or on behalf of, our unpaid creditors or unpaid creditors of our guarantors. While the relevant laws may vary from state to state, under such laws the issuance of the notes and the guarantees and the application of the proceeds therefrom will be a fraudulent conveyance if (1) we issued the notes and the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is true:

•	we or any of the guarantors were or was insolvent, or rendered insolvent, by reason of such transactions;

•	we or any of the guarantors were or was engaged in a business or transaction for which our or the applicable guarantor’s assets constituted unreasonably small capital; or

•	we or any of the guarantors intended to, or believed that we or it would, be unable to pay debts as they matured.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the applicable guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any payment on the notes.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts was greater than the fair value of all its assets;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts and liabilities as they become due; or

•	it cannot pay its debts as they become due.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its subsidiary guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the notes. Each subsidiary guarantee of the notes will contain a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under applicable fraudulent transfer law.

An active trading market may not develop for the notes, which may make the notes illiquid and adversely affect the market price quoted for the notes.

You cannot be sure that an active trading market will develop for the notes. We do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We have been advised by Goldman, Sachs & Co. that as of the date of this prospectus Goldman, Sachs & Co. intends to make a market in the notes. Goldman, Sachs & Co. is not obligated to do so, however, and any market-making activities with respect to the notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934, or the Exchange Act. Because Goldman, Sachs & Co. is our affiliate, Goldman, Sachs & Co. is required to deliver a current “market-making” prospectus and otherwise comply with the registration requirements of the Securities Act in any secondary market sale of the notes. Accordingly, the ability of Goldman, Sachs & Co. to make a market in the notes may, in part, depend on our ability to maintain a current market-making prospectus. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

We may not be able to fulfill our repurchase obligations in the event of a change of control.

Upon the occurrence of any change of control, we will be required to make a change of control offer to repurchase the notes. Any change of control also would constitute a default under our senior secured credit facilities. Therefore, upon the occurrence of a change of control, the lenders under our senior secured credit facilities would have the right to accelerate their loans, and we would be required to repay all of our outstanding obligations under our senior secured credit facilities. Also, as our senior secured credit facilities will generally prohibit us from purchasing any notes, if we do not repay all borrowings under our senior secured credit facilities first or obtain the consent of the lenders under our senior secured credit facilities, we will be prohibited from purchasing the notes upon a change of control.

In addition, if a change of control occurs, we may not have available funds sufficient to pay the change of control purchase price for any of the notes that might be delivered by holders of the notes seeking to accept the change of control offer and, accordingly, none of the holders of the notes may receive the change of control purchase price for their notes. Our failure to make the change of control offer or to pay the change of control purchase price when due would result in a default under the indenture governing the notes. See “Description of the Notes—Defaults.”

Bankruptcy may delay payment on the notes.

The U.S. bankruptcy code generally prohibits the payment of pre-bankruptcy debt by a company that commences a bankruptcy case. If we and the guarantors became debtors in bankruptcy cases, so long as the cases were pending you would likely not receive any payment of principal or interest due under the notes.

There are state securities law restrictions on resale of the notes.

In order to comply with the securities laws of certain jurisdictions, the notes may not be offered or resold by any holder unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We do not currently intend to register or qualify the resale of the notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

Redemption may adversely affect your return on the notes.

The notes are subject to redemption at our option. We may choose to redeem the notes at times when prevailing interest rates may be relatively low. In that circumstance, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes.

You may have difficulty in effecting service of process on our non-U.S. resident directors and officers and in enforcing liabilities against them or Parent.

Parent is a Bermuda exempted company. Certain of its directors and officers may not be residents of the United States, and a substantial portion of its assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against Parent or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against Parent or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Parent or its directors or officers under the securities laws of other jurisdictions (including the United States). See “Service of Process and Enforcement of Liabilities.”

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include forward-looking statements that are subject to risks and uncertainties. All statements included or incorporated by reference in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of the Sensus Group. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “may,” “could,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on our expectations and beliefs concerning future events affecting us. They are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus and in the documents incorporated by reference herein, including the risks outlined under “Risk Factors,” will be important in determining future results. Actual future results may vary materially as a result of various risks and uncertainties, including, but not limited to:

•	our susceptibility to macroeconomic downturns in the United States and abroad;

•	conditions in the residential, commercial and industrial construction markets and in the automotive industry;

•	our dependence on new product development and intellectual property;

•	our dependence on independent distributors and third-party contract manufacturers;

•	automotive vehicle production levels and schedules;

•	our inability to successfully implement our business strategy;

•	claims of infringement or misappropriation of our intellectual property;

•	adverse changes in the regulatory or legislative environment in which we operate;

•	compliance with regulations of the FCC and other governmental bodies;

•	our inability to develop new products;

•	our inability to realize the full value of our intangible assets;

•	competition in our industry;

•	our inability to meet our debt service obligations;

•	the availability and terms of additional capital to fund our operations;

•	work stoppages experienced by us or our customers or suppliers;

•	instability of foreign economies and fluctuations in foreign exchange rates;

•	the availability and/or cost of energy and raw materials;

•	product liability claims relating to products we manufacture or distribute;

•	our reliance on information technology systems to conduct our business;

•	our ability to integrate acquired companies; and

•	general economic and business conditions.

Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

USE OF PROCEEDS

We will not receive any proceeds from the sale of notes offered pursuant to this prospectus.

CAPITALIZATION

The following table sets forth the cash and cash equivalents, and capitalization of the Sensus Group as of June 27, 2009. You should read this table in conjunction with our Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009, which is incorporated by reference into this prospectus, and our financial statements and the notes thereto incorporated by reference into this prospectus. See “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

As of June 27, 2009
(in millions)
Cash and cash equivalents	$27.9

Debt:
Senior bank facilities:
Revolving credit facilities(1)	$—
Term loan facilities(2)	159.0
Short-term borrowings	4.9
Senior subordinated notes	275.0

Total debt	438.9
Total equity	165.2

Total capitalization	$604.1

(1)	As of July 24, 2009, following the closing of the amendment to our senior credit facilities, $8 million in borrowings and approximately $15 million in letters of credit that had not been drawn upon were outstanding under the revolving credit facilities, leaving us with $62 million in borrowing capacity thereunder. Up to $16.0 million of the borrowings under the revolving credit facilities may be incurred by European subsidiaries of Parent.
(2)	As of July 24, 2009, following the closing of the amendment to our senior credit facilities, $194 million was outstanding under the U.S. term loan facility. Please refer to the section of this prospectus entitled “The Senior Credit Facilities” for a description of the terms of the senior secured credit facilities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the Sensus Group for the periods indicated.

	Year Ended March 31								Fiscal Quarter Ended
	2005	2006	2007		2008		2009		June 28, 2008		June 27, 2009
Ratio of earnings to fixed charges(1)	1.1x	1.1x	—	(2)	—	(3)	—	(4)	—	(5)	—	(6)

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax income (loss) and fixed charges. Fixed charges consist of interest expense, the portion of rental expense that management believes is representative of the interest component of rent expense (assumed to be 33%) and the amortized amount of deferred financing costs.
(2)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $6.6 million during this period to achieve a ratio of 1:1.
(3)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $10.8 million during this period to achieve a ratio of 1:1.
(4)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $67.4 million during this period to achieve a ratio of 1:1.
(5)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $2.9 million during this period to achieve a ratio of 1:1.
(6)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $23.1 million during this period to achieve a ratio of 1:1.

THE INVENSYS METERING SYSTEMS ACQUISITION

Overview

On December 17, 2003, we acquired Invensys Metering Systems from certain sellers, which included Invensys Inc., Invensys International Holdings Limited, BTR Industries Limited, Foxboro Iberica SA, BTR France SAS, Invensys Holdings Limited and Invensys SA (Pty) Ltd. The acquisition was consummated in accordance with the terms of a Stock Purchase Agreement, dated October 21, 2003, as amended, which we refer to as the “stock purchase agreement.” Invensys, the parent company of the sellers, is also party to the stock purchase agreement solely for purposes of the non-competition agreement, certain representations and warranties, covenants and certain other limited purposes. The stock purchase agreement contains customary provisions including representations, warranties, and indemnities. Our acquisition of Invensys Metering Systems closed simultaneously with the issuance of the old notes and the closing of the senior credit facilities.

Acquisition Consideration

Initial Acquisition Consideration

The aggregate purchase price payable in connection with our acquisition of Invensys Metering Systems was $650.3 million, including a $30.0 million non-competition payment to Invensys pursuant to a related non-competition agreement. The net cash payment paid by us at closing was increased by the amount of cash on hand as of the closing date and decreased by the amount of certain non-discharged debt of Invensys Metering Systems existing as of the closing date.

Funding of Acquisition

The acquisition of Invensys Metering Systems was financed through:

•	our term loan borrowings of approximately $230.0 million under our senior credit facilities;

•	our offering of the old notes in the aggregate principal amount of $275.0 million; and

•	an equity investment of $195.0 million in Holdings, our ultimate parent, funded by The Resolute Fund and GS Capital Partners which was subsequently contributed to Parent by Holdings.

On March 5, 2004, an additional $5.0 million capital contribution was made to Holdings by certain of our management and directors, The Resolute Fund and GS Capital Partners. The contribution provides the Sensus Group with additional working capital and gives our management and directors the opportunity to participate in the equity capitalization of the Sensus Group. Of the $5.0 million capital contribution, management and directors contributed approximately $2.4 million and The Resolute Fund and GS Capital Partners contributed the remaining $2.6 million. See the section entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Item 12 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as amended, which is incorporated by reference into this prospectus, for the beneficial ownership in Holdings resulting from the foregoing contributions.

Indemnification Obligations

Under the stock purchase agreement, the sellers agreed to indemnify us for losses associated with certain matters, including the following:

•	the failure of representations and warranties made by Invensys or the sellers in the stock purchase agreement;

•	breaches of covenants made by Invensys or the sellers in the stock purchase agreement;

•	matters relating to the business or assets of the sellers not related to the acquired businesses;

•	the costs, including tax liabilities, related to corporate restructuring transactions initiated by Invensys and the sellers prior to the closing of the acquisition;

•	the costs of retroactive insurance adjustments under worker’s compensation policies related to periods prior to the closing of the acquisition;

•	certain identified pre-closing litigation claims;

•	certain identified pre-closing product warranty claims;

•	pre-closing environmental liabilities, predecessor environmental liabilities and asbestos claims; and

•	tax liabilities related to periods prior to the closing of the acquisition.

In addition, we have agreed to indemnify the sellers for certain losses associated with certain matters, including the following:

•	the failure of representations and warranties made by us in the stock purchase agreement;

•	breaches of covenants made by us in the stock purchase agreement;

•	the benefit/pension plan established by us following the closing of the acquisition;

•	the costs, included tax liabilities, related to corporate restructuring transactions requested by us in connection with the acquisition;

•	the operation of our business after the closing of the acquisition to the extent not indemnified by sellers or caused by a breach of the seller’s representations, warranties or covenants; and

•	tax liabilities related to periods after the closing of the acquisition.

Our ability to recover our losses from the sellers under the indemnities are subject to certain limitations, including the following:

•	indemnification claims for breaches of most representations and warranties are subject to a $7.5 million minimum aggregate loss requirement;

•	indemnification claims for certain pre-closing environmental liabilities are subject to a $6.0 million minimum aggregate loss requirement;

•

indemnification claims for breaches of most representations and warranties and for certain pre-closing environmental liabilities are subject to an overall limit of $65.0 million, inclusive of any indemnification obligations of the sellers relating to ERISA, or certain intellectual property;

•	indemnification claims for certain pre-closing environmental liabilities and environmental liabilities related to the Ludwigshafen, Germany site are subject to an overall limit of $25.0 million; and

•	indemnification claims for all other environmental matters are subject to a limit equal to the purchase price.

THE SENIOR CREDIT FACILITIES

We entered into the senior credit facilities with a syndicate of financial institutions and institutional lenders on December 17, 2003. Our senior credit facilities were amended on July 23, 2009. The amendment extended the maturity of certain term loans by providing approximately $131 million of new term loans with a maturity date of June 3, 2013, the aggregate amount of which was deemed to convert a like amount of outstanding principal of previously existing term loans that had a maturity date of December 17, 2010. The amendment also provided an additional $35 million in new term loans, extended the maturity date of our $70 million in revolving loan capacity from December 17, 2009 to December 17, 2012, increased our U.S. letter of credit availability from $20 million to $50 million and modified certain financial covenants to improve financial flexibility. A copy of the amendment was filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009, which is incorporated by reference into this prospectus.

We summarize below the principal terms of the agreements that govern our senior credit facilities, including the amendment discussed above. This summary is not a complete description of all of the terms of the agreements.

General

The senior credit facilities provide for senior secured financing of $264 million, consisting of (a) one U.S. term loan facility in the amount of $194 million and (b) two revolving credit facilities in an aggregate amount of $70 million, under one of which $54 million is available to Sensus in the form of U.S. dollar-denominated loans and under the other of which $16 million is available to either Sensus or an indirect subsidiary of Parent organized in Luxembourg, which we refer to as the “European borrower,” in the form of U.S. dollar-denominated loans, or to the European borrower in the form of U.S. dollar-, euro- or UK sterling-denominated loans. The full amount of the term loan facility was drawn on the closing date, and the term loan facility will be fully mature on June 3, 2013. Up to $50 million of the revolving credit facilities is available in the form of letters of credit in the United States and up to $10 million of the revolving credit facilities is available in the form of letters of credit in Europe, and amounts repaid under the revolving credit facilities may be reborrowed (subject to satisfaction of the applicable borrowing conditions) at any time prior to the maturity of the revolving credit facilities, which will occur on December 17, 2012. All borrowings are subject to the satisfaction of customary conditions, including delivery of borrowing notice, accuracy of representations and warranties in all material respects and absence of defaults. The agreements governing the senior credit facilities provide for an incremental term loan facility and a potential increase in the size of the revolving credit facilities, in each case on an uncommitted basis.

The initial proceeds of the term loan facilities were used to finance the acquisition of Invensys Metering Systems and to pay for related transaction costs and fees. Proceeds from extensions of the term loan facilities and proceeds of the revolving credit facilities are used for general corporate purposes, including permitted acquisitions.

Interest and Fees

Term loans under the senior credit facilities bear interest, at our option, at Adjusted LIBOR, as defined in the credit agreement, plus a 4.5% margin, or the Alternate Base Rate, as defined in the credit agreement, plus 3.5%. Revolving loans under the senior credit facilities bear interest, at our option, at Adjusted LIBOR plus a 3.5% margin, or the Alternate Base Rate plus 2.5%, exclusive in each case of the 1% facility fee discussed below. The amendment discussed above provided for a LIBOR floor of 2.5% and an Alternate Base Rate floor of 3.5% applicable to certain term loans and revolving loans. The maturity date of approximately $28 million in term loans was not extended by the amendment. The pricing for those loans will remain at LIBOR plus an applicable margin of 2%.

We are required to pay facility fees in an amount equal to 1% per year on the amount of the revolving commitments, whether used or unused. These fees are payable quarterly in arrears and upon the maturity or termination of the commitments, calculated based on the number of days elapsed in a 360-day year. We are also required to pay an administrative fee of $100,000 per year, payable annually in arrears.

We are required to pay a letter of credit fee on the outstanding undrawn amounts of letters of credit issued under the revolving credit facilities at a rate per year equal to the margin over adjusted LIBOR under the revolving credit facilities, in each case for the actual number of days elapsed over a 360-day year. Such fees shall be shared by all lenders participating in the applicable revolving credit facility. We are also required to pay an additional fronting fee to the issuer of each letter of credit, payable quarterly in arrears.

Prepayments

The term loan is required to be prepaid with, subject to certain exceptions (including, in the case of asset sale proceeds, 360-day reinvestment provisions):

•

50% of excess cash flow, as defined in the credit agreement, for each fiscal year, reducing to 0% upon achievement and maintenance of a ratio of total debt to trailing four-quarter EBITDA of less than 3.0 to 1.0;

•	100% of the net cash proceeds of certain asset sales (including net proceeds from insurance recovery and condemnation events);

•	100% of the net cash proceeds of certain debt issuances; and

•

50% of the net cash proceeds of certain equity issuances, reducing to 0% of such issuances without premium or penalty upon achievement and maintenance of a ratio of total debt to trailing four-quarter EBITDA of less than 3.0 to 1.0.

Voluntary prepayments of loans under the senior credit facilities and voluntary reductions in the unused commitments under the revolving credit facilities are permitted in whole or in part without premium or penalty, in minimum amounts and subject to certain other conditions as set forth in the credit agreement.

Amortization of Principal

The $28 million of term loans under our senior credit facilities that were not extended in connection with the amendment will be payable in four approximately equal quarterly installments of $7 million, with the first being due on March 31, 2010 and the final payment being due on December 17, 2010. The aggregate total of $166 million in new term loans provided by the amendment have scheduled quarterly payments of 0.25% of the original principal amount of the term loan facility, with the first being due on September 30, 2009 and the remaining balance being payable on June 3, 2013.

Guarantees and Collateral

Parent’s and, subject to certain limited exceptions, Sensus’s existing and subsequently acquired or organized domestic subsidiaries, guarantee (on a senior secured basis) all of Sensus’s obligations under the senior credit facilities. Sensus’s and Parent’s obligations under the senior credit facilities and these guarantees are secured by substantially all the assets of Parent, Sensus and each of Sensus’s existing and subsequently acquired or organized domestic subsidiaries that is a guarantor of Sensus’s obligations under the senior credit facilities (with such subsidiaries being referred to as the “U.S. subsidiary guarantors”), including but not limited to: (a) a first-priority pledge of all the capital stock of subsidiaries, other than certain immaterial subsidiaries, held by Parent, Sensus or any U.S. subsidiary guarantor (which pledge, in the case of any foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of Parent, and each U.S. subsidiary guarantor, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property, cash and proceeds of the foregoing (in each case subject to materiality thresholds and other exceptions to be agreed upon).

Parent, each intermediate holding company that directly or indirectly holds capital stock of the European borrower, Sensus, each U.S. subsidiary guarantor, Sensus Metering Systems (Luxco 1) S.AR.L., Sensus Metering Systems (Luxco 3) S.AR.L. and all existing and subsequently acquired or organized German and French subsidiaries of Parent, other than certain immaterial subsidiaries that may be formed in the future (such guarantor subsidiaries being referred to as the “European subsidiary guarantors”), guarantee (subject, in the case of the

European subsidiary guarantors, to such limitations as may be required by applicable law) all of the European borrower’s obligations under the senior credit facilities. Such guarantees by Parent, Sensus and the U.S. subsidiary guarantors are secured by the same assets that secure Sensus’s obligations under the senior credit facilities and the guarantees by such persons of those obligations. The obligations of the European borrowers under the senior credit facilities and such guarantees by such intermediate holding companies are also secured by (a) a first-priority pledge of all the capital stock held by such intermediate holding companies (including the capital stock of the European borrower), the European borrower or any European subsidiary guarantor in their respective subsidiaries (other than immaterial subsidiaries), and (b) a first-priority pledge of all intercompany notes evidencing indebtedness of any subsidiary of the European borrower to the European borrower in excess of an amount to be specified.

Covenants and Other Matters

The senior credit facilities require us to comply with certain financial covenants, consisting of maximum total leverage ratios, minimum interest coverage ratios and minimum fixed charge coverage ratios. The minimum interest coverage ratio requires that the Sensus Group maintain a ratio of Consolidated EBITDA (as defined in the senior credit facilities) to interest expense, initially of 2.00 to 1.00 and gradually increasing to 2.50 to 1.00 for periods after March 31, 2011. The fixed charge coverage ratio requires that the Sensus Group maintain a consolidated ratio of Consolidated EBITDA (as defined in the senior credit facilities) to fixed charges, initially of 1.00 to 1.00 and gradually increasing to 1.15 to 1.00 for periods after March 31, 2010. The maximum leverage ratio requires that the Sensus Group maintain a ratio of total debt to Consolidated EBITDA (as defined in the senior credit facilities), initially of 5.95 to 1.00 and gradually decreasing to 3.75 to 1.00 for periods after March 31, 2011.

The senior credit facilities also include certain negative covenants restricting or limiting our ability to, among other things:

•	declare dividends or redeem or repurchase capital stock;

•	prepay, redeem or purchase subordinated debt (including the notes);

•	incur liens and engage in sale leaseback transactions;

•	make loans and investments;

•	guarantee or incur additional debt;

•	amend or otherwise alter terms of debt (including the notes);

•	engage in mergers, acquisitions and other business combinations;

•	sell assets;

•	transact with affiliates; and

•	alter the business we conduct,

in each case, subject to exceptions as set forth in the credit agreement, which include, among others, the ability to incur up to $30.0 million of purchase money/capital lease indebtedness, up to $150.0 million of indebtedness subordinated to indebtedness under the facility for the purpose of financing permitted acquisitions, capital expenditures and certain other permitted uses, up to $25.0 million (or $40.0 million if the Sensus Group’s leverage ratio is less than 3.00 to 1.00) pursuant to permitted receivables financing, up to $10.0 million through foreign subsidiaries that are not otherwise obligors under the facility and up to $25.0 million under a general exception; the ability to secure obligations (in addition to obligations secured at the closing of the facility and identified to the lenders) not exceeding $10.0 million; and the ability to effect acquisitions (including by way of merger or other business combination) not exceeding total consideration in the aggregate of $250.0 million, subject to various limitations.

The senior credit facilities also contain certain customary representations and warranties, affirmative covenants and events of default, including change of control, cross-defaults to other debt and material judgments.

DESCRIPTION OF THE NOTES

The Notes are issued under an Indenture (the “Indenture”), dated as of December 17, 2003, by and among the Company, the Guarantors and U.S. Bank National Association, as Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, the word “Parent” refers only to Sensus (Bermuda 2) Ltd. and not to any of its subsidiaries, the word “Company” refers only to Sensus USA Inc. and not to any of its subsidiaries and the word “Notes” refers to the notes issued under the Indenture.

The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of these Notes. You may request copies of these agreements at our address set forth under the heading “Incorporation of Documents by Reference.”

Brief Description of the Notes

The Notes

The Notes are:

•	unsecured senior subordinated obligations of the Company;

•	subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	senior in right of payment to any future Subordinated Obligations of the Company; and

•	guaranteed on a senior subordinated, unsecured basis by Parent and each Subsidiary Guarantor.

The Guarantees

The Notes are guaranteed by Parent and the following subsidiaries of the Company:

•	Sensus Metering Systems IP Holdings, Inc.

•	Sensus Precision Die Casting, Inc.

•	Smith-Blair, Inc.

•	M&FC Holding, LLC

The guarantees of these Notes are:

•	unsecured senior subordinated obligations of each Guarantor;

•	subordinated in right of payment to all existing and future Senior Indebtedness of each Guarantor; and

•	senior in right of payment to any future Subordinated Obligations of each Guarantor.

The notes will not be guaranteed by the Foreign Subsidiaries of Parent (subject to certain exceptions set forth under the caption “—Guarantees”) and will not be guaranteed by existing or future Receivables Subsidiaries or Unrestricted Subsidiaries.

Principal, Maturity and Interest

The Company issued the Notes initially with a maximum aggregate principal amount of $275.0 million. The Company issued the Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on December 15, 2013. Subject to our compliance with the covenant described under the subheading “—Certain

Covenants—Limitation on Indebtedness,” we are entitled to, without the consent of the holders, issue more Notes under the Indenture on the same terms as the Notes being offered hereby (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Any Additional Notes that are not fungible with the Notes for Federal income tax purposes will be issued with different CUSIP numbers than the Notes and will be represented by a different Global Note or Notes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the Notes include any Additional Notes actually issued.

Interest on these Notes will accrue at the rate of 8 5/8% per annum and will be payable semiannually in arrears on June 15 and December 15. We will make each interest payment to the holders of record of these Notes on the immediately preceding June 1 and December 1.

Interest on these Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

Except as set forth below, we will not be entitled to redeem the Notes prior to their Stated Maturity.

On and after December 15, 2008, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Period	Redemption Price
2008	104.313%
2009	102.875%
2010	101.438%
2011 and thereafter	100.000%

Selection and Notice of Redemption

If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Guarantees

Parent and each of the Subsidiary Guarantors will jointly and severally Guarantee, on a senior subordinated basis, our obligations under these Notes. The Notes will not be guaranteed by any Receivables Subsidiary or any Foreign Subsidiary, unless such Foreign Subsidiary Guarantees any Senior Indebtedness of Parent, the Company or a Restricted U.S. Subsidiary. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to this Offering and the Notes—Federal and state fraudulent transfer laws and Bermuda law permit a court to void the notes and the guarantees and, if that occurs, you may not receive any payments on the notes.”

Parent and each Subsidiary Guarantor that makes a payment under its Guaranty will be entitled upon payment in full of all guaranteed obligations under the Indenture, to a contribution from each other Subsidiary Guarantor and Parent in an amount equal to such other Subsidiary Guarantor’s and Parent’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors and Parent at the time of such payment determined in accordance with GAAP (for purposes hereof, Parent’s net assets shall be those of all its consolidated Subsidiaries other than the Subsidiary Guarantors).

If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guaranty could be reduced to zero. See “Risk Factors—Risks Relating to this Offering and the Notes—Federal and state fraudulent transfer laws and Bermuda law permit a court to void the notes and the guarantees and, if that occurs, you may not receive any payments on the notes.”

A Subsidiary Guarantor may consolidate with, amalgamate, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain Covenants—Merger, Amalgamation and Consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that in the case of a consolidation, amalgamation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guaranty must be expressly assumed by such other Person, except that such assumption will not be required in the case of the:

(1) sale or other disposition (including by way of consolidation or merger or amalgamation) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2) sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or a Subsidiary of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

(3) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(4) at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “—Certain Covenants—Future Guarantors”; or

(5) if we exercise our legal defeasance option or our covenant defeasance option as described under “—Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Ranking

Senior Indebtedness versus Notes

The payment of the principal of, premium, if any, and interest on the Notes and the payment of the Parent Guaranty or any Subsidiary Guaranty will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company, Parent or the relevant Subsidiary Guarantor, as the case may be, including the obligations of the Company, Parent and such Subsidiary Guarantor under the Credit Agreement.

As of July 24, 2009:

(1) the Company’s Senior Indebtedness was $202 million, all of which was Secured Indebtedness;

(2) the Senior Indebtedness of the Subsidiary Guarantors was $202 million, virtually all of which was Secured Indebtedness. Virtually all of the Senior Indebtedness of the Subsidiary Guarantors consists of their respective guarantees of Senior Indebtedness of the Company and another Subsidiary of Parent organized under the laws of Luxembourg under the Credit Agreement; and

(3) the Senior Indebtedness of Parent was $202 million, virtually all of which was Secured Indebtedness. Virtually all of the Senior Indebtedness of Parent consists of its guaranty of Senior Indebtedness of the Company under the Credit Agreement.

Although the Indenture contains limitations on the amount of additional Indebtedness that Parent, the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain Covenants—Limitation on Indebtedness.”

Liabilities of Subsidiaries versus Notes

All of our operations are conducted through our subsidiaries. Some of our subsidiaries are not Guaranteeing the Notes, and, as described above under “—Guarantees,” Subsidiary Guarantees may be released under certain circumstances. In addition, our future subsidiaries may not be required to Guarantee the Notes. Claims of creditors of any non-guarantor subsidiaries, including trade creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the Notes, even if such claims do not constitute Senior Indebtedness. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor subsidiaries.

As of June 27, 2009, the total liabilities of our subsidiaries (other than the Subsidiary Guarantors) were $142.6 million, including trade payables (but excluding debt owed to the Company or any Guarantor). Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Indebtedness.”

Other Senior Subordinated Indebtedness versus Notes

Only Indebtedness of the Company, Parent or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Notes, the Parent Guaranty and the relevant Subsidiary Guaranty in accordance with the provisions of the Indenture. The Notes, the Parent Guaranty and each Subsidiary Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company, Parent and the relevant Subsidiary Guarantor, respectively.

Parent, the Company and the Subsidiary Guarantors will agree in the Indenture that we and they will not Incur any Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness of Parent, the Company or such Subsidiary Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of Parent, the Company or the Subsidiary Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of Parent, the Company or the Subsidiary Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of Notes

We are not permitted to pay principal of, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under “—Defeasance” below and may not purchase, redeem or otherwise retire any Notes (collectively, “pay the Notes”) if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Designated Senior Indebtedness of the Company is not paid in full in cash when due; or

(2) any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the Notes if we and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, we are permitted to resume paying the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period, except that if any Blockage Notice is delivered to the Trustee by or on behalf of holders of Designated Senior Indebtedness (other than the holders of Bank Indebtedness), a Representative of holders of Bank Indebtedness may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360-day consecutive period, and there must be 181 days during any 360-day consecutive period during which no Payment Blockage Period is in effect.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

(1) the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment;

(2) until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of Notes may receive certain Capital Stock and subordinated debt obligations; and

(3) if a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Company to pay interest or principal with respect to the Notes when due by their terms. If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration. If any Bank Indebtedness is outstanding, none of Parent, the Company or any Subsidiary Guarantor may pay the Notes until five Business Days after the Representative of the Bank Indebtedness has been given notice of such acceleration and, thereafter, may pay the Notes only if the Indenture otherwise permits payment at that time.

The obligations of Parent under the Parent Guaranty and of a Subsidiary Guarantor under its Subsidiary Guaranty are senior subordinated obligations. As such, the rights of Noteholders to receive payment by Parent or by a Subsidiary Guarantor pursuant to the Parent Guaranty or a Subsidiary Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of Parent or such Subsidiary Guarantor, as the case may be. The terms of the subordination and payment blockage provisions described above with respect to the Company’s obligations under the Notes apply equally to Parent and a Subsidiary Guarantor and the obligations of Parent and such Subsidiary Guarantor under the Parent Guaranty or Subsidiary Guaranty, as the case may be.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company, Parent or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company, Parent or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the holders of the Notes, and creditors of ours who are not holders of Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the holders of the Notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under “—Defeasance”, if the foregoing subordination provisions were not violated at the time the respective amounts were deposited pursuant to such defeasance provisions.

Change of Control

If a Change of Control occurs, each Holder will have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control payment date specified in the notice, pursuant to the procedures required by the Indenture and described in the notice. We will comply with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control. If the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations by virtue of our compliance with such securities laws or regulations.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Change of Control purchase feature of the Notes may make more difficult or discourage a sale or takeover of the Parent and the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between Parent, the Company and the Initial Purchasers. Neither the Company nor Parent have the present intention to engage in a transaction involving a Change of Control, although it is possible that we or they could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

If the terms of any Senior Indebtedness of the Company (including the Credit Agreement) restrict or prohibit the purchase of Notes following a Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we will undertake to (1) repay in full all such Senior Indebtedness or (2) obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of the Notes. If we do not repay such Senior Indebtedness or obtain such consents, we will remain prohibited from purchasing Notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time would result in an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments owed to the Holders of Notes.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources and we may not have sufficient funds available to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a) Parent will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that Parent, the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio exceeds 2.0 to 1.

(b) Notwithstanding the foregoing paragraph (a), Parent and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness Incurred by Parent, the Company, any Subsidiary Guarantor or any Revolving Credit Facility Borrower pursuant to any Revolving Credit Facility; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $85 million and (B) the sum of (i) 65% of the book value of the consolidated inventory of Parent and its Restricted Subsidiaries and (ii) 85% of the book value of the consolidated accounts receivable of Parent and its Restricted Subsidiaries; provided further, however, that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (1) by the Revolving Credit Facility Borrowers, when added together with the amount of Indebtedness previously Incurred by such Persons pursuant to this clause (1) and then outstanding, does not exceed $35 million;

(2) Indebtedness Incurred by Parent, the Company, any Subsidiary Guarantor or any Term Loan Borrower pursuant to any Term Loan Facility; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (2) and then outstanding does not exceed $230 million less the sum of all permanent principal payments actually made after the issue date with respect to such Indebtedness pursuant to paragraph (a) (3) (A) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”; provided further, however, that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (2) by the Term Loan Borrowers, when added together with the amount of Indebtedness previously Incurred by such Persons pursuant to this clause (2) and then outstanding, does not exceed $30 million;

(3) Indebtedness owed to and held by Parent or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Parent or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated in right of payment to all obligations with respect to the Notes and (C) if a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated in right of payment to all obligations of such obligor with respect to its Guaranty;

(4) Indebtedness of the Company consisting of the Notes (other than any Additional Notes);

(5) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3) or (4) of this covenant);

(6) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by Parent or a Restricted Subsidiary or Indebtedness secured by a Lien on assets acquired by Parent or a Restricted Subsidiary (in each case, other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or such Subsidiary or asset was acquired by Parent); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, Parent would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4), (5) or (6) or this clause (7); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (6), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(8) Hedging Obligations consisting of (A) Interest Rate Agreements related to Indebtedness permitted to be Incurred by Parent and any Restricted Subsidiary pursuant to the Indenture, (B) Currency Agreements not entered into for the purpose of speculation and (C) Commodity Price Protection Agreements not entered into for the purpose of speculation;

(9) obligations in respect of performance, bid and surety bonds and completion guarantees provided by Parent or any Restricted Subsidiary in the ordinary course of business;

(10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(11) Indebtedness of Foreign Subsidiaries in an aggregate principal amount, which when taken together with all other Indebtedness of Foreign Subsidiaries Incurred pursuant to this clause (11) and then outstanding, does not exceed the greater of (A) $15.0 million and (B) 10% of the combined Total Assets of the Foreign Subsidiaries;

(12) Indebtedness consisting of the Guaranty of a Guarantor and any Guarantee by a Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3), (4), (5), (11) or (17) or pursuant to clause (7) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4) or (5);

(13) Indebtedness (including Capital Lease Obligations) Incurred by Parent or any Restricted Subsidiary (A) to finance the purchase, lease, construction, cost of installation or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) at the time of, or within 180 days after, such purchase, lease, installation or improvement or (B) in connection with, and to finance, the acquisition of a business, in an aggregate principal amount which, when taken together with the amount of Indebtedness previously incurred pursuant to this clause (13) and then outstanding (including any Refinancing Indebtedness with respect thereto), does not exceed the greater of (A) $30 million and (B) 5% of the consolidated Total Assets of Parent and the Restricted Subsidiaries;

(14) Indebtedness of Parent or any Restricted Subsidiary to the extent the net proceeds thereof are promptly (A) used to redeem the Notes in full or (B) deposited to defease or discharge the Notes, in each case in accordance with the terms of the Indenture;

(15) Indebtedness arising from agreements of Parent or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or Subsidiary of Parent or such Restricted Subsidiary or from letters of credit, surety bonds or performance bonds securing any obligation of Parent or a Restricted Subsidiary pursuant to such agreements (to the extent such letters of credit are not drawn against, or if and to the extent drawn against, the Indebtedness representing such drawing is extinguished within five Business

Days from its Incurrence), other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary; provided, however, that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Parent or such Restricted Subsidiary in connection with such disposition;

(16) Indebtedness of a Receivables Subsidiary Incurred pursuant to a Qualified Receivables Transaction; and

(17) Indebtedness of Parent or any Restricted Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of Parent and the Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (16) above or paragraph (a)) does not exceed $25 million.

(c) Notwithstanding the foregoing, none of Parent, the Company and any Subsidiary Guarantor will incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of Parent, the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Guaranty to at least the same extent as such Subordinated Obligations.

(d) For purposes of determining compliance with this covenant:

(1) any Indebtedness Incurred under the Credit Agreement on the Issue Date will be treated as Incurred under clauses (1) and (2) of paragraph (b) above;

(2) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, Parent, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

(3) Parent will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

(4) other than Indebtedness classified pursuant to clause (d)(1) above, following the date of its Incurrence, any Indebtedness originally classified as Incurred pursuant to one of the clauses in paragraph (b) above may later be reclassified by Parent such that it will be deemed as having been Incurred pursuant to paragraph (a) or another clause in paragraph (b) above, as applicable, to the extent that such reclassified Indebtedness could be Incurred pursuant to such new paragraph or clause at the time of such reclassification.

(e) Notwithstanding paragraphs (a) and (b) above, none of Parent, the Company and any Subsidiary Guarantor will Incur (1) any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of Parent, the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of Parent, the Company or such Subsidiary Guarantor, as applicable, or (2) any Secured Indebtedness that is not Senior Indebtedness of such Person unless contemporaneously therewith such Person makes effective provision to secure the Notes or the relevant Guaranty, as applicable, equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien. Unsecured Indebtedness is not deemed to be subordinate in right of payment to Secured Indebtedness merely because it is unsecured and Secured Indebtedness which has different security or different priorities in the same security will not be deemed subordinate in right of payment to other Secured Indebtedness due to such differences.

(f) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent, determined on the date of the Incurrence, of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such

Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, determined in accordance with the preceding sentence, except to the extent that the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on Restricted Payments

(a) Parent will not, and will not permit any Restricted Subsidiary, directly or indirectly, to, make a Restricted Payment if at the time Parent or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) Parent is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) (i) 100% of the aggregate Net Cash Proceeds and the Fair Market Value of other property or assets (other than Indebtedness of any Person that, upon its transfer to Parent, would not constitute a Temporary Cash Investment of Parent) received by Parent from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of Parent and other than an issuance or sale to an employee stock ownership plan or to a trust established by Parent or any of its Subsidiaries for the benefit of their employees) and (ii) 100% of any cash and the Fair Market Value of other property or assets (other than Indebtedness of any Person that, upon its contribution to Parent, would not constitute a Temporary Cash Investment of Parent) received by Parent from its shareholders as a capital contribution subsequent to the Issue Date, other than, in the case of each of (i) and (ii), an amount not to exceed $5 million, contributed or received by Parent after the Issue Date by members of Parent’s management, directors and consultants or the Permitted Holders as described under the section of the Prospectus entitled “Certain Relationships and Related Transactions—Investment by Management”; plus

(C) the amount by which Indebtedness is reduced on Parent’s consolidated balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness for Capital Stock (other than Disqualified Stock) of Parent (less the amount of any cash, or the Fair Market Value of any other property, distributed by Parent upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by Parent or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of Parent or to an employee stock ownership plan or to a trust established by Parent or any of its Subsidiaries for the benefit of their employees); plus

(D) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by Parent or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, the release of any Guarantees previously given by Parent or any Restricted Subsidiary with respect to Indebtedness of any Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions otherwise included in “Consolidated Net Income”), in each case received by Parent or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted

Subsidiary, the portion (proportionate to Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by Parent or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The preceding provisions will not prohibit:

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of Parent (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Parent or an employee stock ownership plan or to a trust established by Parent or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by Parent from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of Parent, the Company or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4) the purchase, repurchase, redemption, retirement or other acquisition of shares of Capital Stock of Parent, any of its Subsidiaries or any direct or indirect parent entity of Parent from employees, former employees, directors, former directors or consultants of Parent, any of its Subsidiaries or any direct or indirect parent entity of Parent (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans approved by the Parent Board or the Board of Directors of any direct or indirect parent entity of Parent under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions in any calendar year shall not exceed the lesser of (A) the sum of (x) $2.5 million and (y) the aggregate amount of Restricted Payments permitted (but not made) pursuant to this clause (b)(4) in prior calendar years and (B) $7.5 million; provided further, however, that such amount in any calendar year may be increased by an amount not to exceed (I) the Net Cash Proceeds received by Parent from the sale of Capital Stock (other than Disqualified Stock) of Parent to employees, directors or consultants that occurs after the Issue Date, other than an amount, not to exceed $5 million, received by Parent from such sale after the Issue Date as described under the section of the Prospectus entitled “Certain Relationships and Related Transactions—Investment by Management” (provided that the amount of such Net Cash Proceeds utilized for any such purchase, repurchase, redemption, retirement or other acquisition will not increase the amount available for Restricted Payments under clause (a)(3)(B) of this covenant) plus (II) the net cash proceeds of key man life insurance policies received by Parent after the Issue Date; and provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5) dividends or distributions to any direct or indirect parent entity of Parent to be used by such entity solely to pay franchise taxes and other fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including directors’ fees and salaries, indemnification and contribution obligations to directors and other compensation of employees) incurred by such entity in the ordinary course of its business; provided, however, that such dividends and distributions shall not exceed $1.0 million in the aggregate for all such entities in any fiscal year; provided further, however, that such dividends and distributions shall be excluded in the calculation of the amount of Restricted Payments;

(6) dividends or distributions to holders of Capital Stock of any direct or indirect parent entity of Parent in amounts equal to the maximum Federal, state and local income tax rate applicable to an individual resident in New York, New York multiplied by the sum of (x) the income of such Person for such taxable year, as determined for Federal income tax purposes, attributable to Parent and its Subsidiaries (other than any such income arising solely as a result of a dividend or distribution to such Person) and (y) to the extent not taken into account pursuant to clause (x), the net income of any Foreign Subsidiary for such taxable year that is described in Section 951(a) of the Code;

(7) payments of dividends on Disqualified Stock issued pursuant to the covenant described under “—Limitation on Indebtedness”; provided, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(8) repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock represents a portion of the exercise price of such options, warrants or other similar rights; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(9) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of Parent; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of the Company); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of Parent, the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount (or, if such Subordinated Obligations were issued with original issue discount, 101% of the accreted value) of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such repurchase and other acquisition shall be included in the calculation of the amount of Restricted Payments;

(11) in the event of an Asset Disposition that requires Parent to offer to repurchase Notes pursuant to the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock,” and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of Parent, the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 100% of the principal amount (or, if such Subordinated Obligations were issued with original issue discount, 100% of the accreted value) of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that (A) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, Parent has made an offer with respect to the Notes pursuant to the provisions of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” and has repurchased all Notes validly tendered and not withdrawn in connection with such offer and (B) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Obligations may not exceed the amount of Net Available Cash remaining after Parent has complied with the terms of clause (3) of paragraph (a) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”; provided further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

(12) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (3) of paragraph (b) of the covenant described under “—Limitation on Indebtedness”; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(13) Permitted Acquisition Payments; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments; or

(14) Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (14), does not exceed $20.0 million; provided, however, that at the time of each such Restricted Payment, no Default shall have occurred and be continuing; provided further, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

Parent will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to Parent or a Restricted Subsidiary or pay any Indebtedness owed to Parent or the Company, (b) make any loans or advances to Parent or the Company or (c) transfer any of its property or assets to Parent or the Company, except:

(1) with respect to clauses (a), (b) and (c),

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by Parent (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Parent) and outstanding on such date;

(C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(D) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E) any restriction arising under applicable law, regulation or order;

(F) any encumbrance or restriction contained in the terms of any Indebtedness of Parent, the Company or any Subsidiary Guarantor; provided, however, that such encumbrances or restrictions, taken as a whole, are no more restrictive in the aggregate than those contained in the Indenture, as determined in good faith by the Parent Board, whose determination shall be conclusive;

(G) any encumbrance or restriction contained in the terms of any Indebtedness of Foreign Subsidiaries permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”;

(H) any encumbrance or restriction contained in any agreement or instrument governing Senior Indebtedness (including the Credit Agreement) not Incurred in violation of the Indenture; provided, however, that such encumbrances or restrictions, taken as a whole, are no more restrictive in the aggregate than those contained in the Credit Agreement as in effect on the Issue Date, as determined in good faith by the Parent Board, whose determination shall be conclusive;

(I) with respect to any Restricted Subsidiary (other than a Foreign Subsidiary), any encumbrance or restriction contained in the terms of any Indebtedness, or any agreement pursuant to which such Indebtedness was issued, if:

(x) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement,

(y) the encumbrance or restriction is not materially more disadvantageous to the Noteholders than is customary in comparable financings, as determined in good faith by the Parent Board, whose determination shall be conclusive, and

(z) such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the Notes, as determined in good faith by the Parent Board, whose determination shall be conclusive; and

(J) any encumbrance or restriction pursuant to the terms of any agreement entered into in connection with any Qualified Receivables Transaction; provided, however, that such encumbrance or restriction applies only to a Receivables Subsidiary; and

(2) with respect to clause (c) only,

(A) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(B) any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(C) any encumbrance or restriction pursuant to purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired;

(D) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(E) any encumbrance or restriction contained in customary provisions in joint venture agreements entered into in the ordinary course of business with respect to the disposition or distribution of assets or property of the applicable joint venture or that restrict the transfer of interests in such joint venture; and

(F) customary restrictions imposed on the transfer of, or in licenses related to, copyrights, patents or other intellectual property and contained in agreements entered into in the ordinary course of business. Limitation on Sales of Assets and Subsidiary Stock

(a) Parent will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) Parent or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by Parent or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Parent (or such Restricted Subsidiary, as the case may be)

(A) first, to the extent Parent elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of Parent, the Company or any Subsidiary Guarantor or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to Parent and any Subsidiary) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent Parent elects, to acquire (or enter into a binding agreement to acquire, provided that such commitment shall be subject only to customary conditions (other than any financing conditions) and such acquisition shall be consummated within 90 days after the end of the one-year period referred to below in this clause (B)) Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to cause the Company to make an offer to the holders of the Notes (and to holders of other Senior Subordinated Indebtedness of Parent, the Company or a Subsidiary Guarantor designated by Parent) to purchase Notes (and such other Senior Subordinated Indebtedness) pursuant to and subject to the conditions contained in the Indenture; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, Parent or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, Parent and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $20 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption of Indebtedness of Parent (other than obligations in respect of Disqualified Stock of Parent) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of the Company or a Subsidiary Guarantor) and the release of Parent or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2) securities or other obligations received by Parent or any Restricted Subsidiary from the transferee that are promptly converted by Parent or such Restricted Subsidiary into cash, to the extent of cash received in that conversion.

(b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of Parent, the Company or a Subsidiary Guarantor) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. If the aggregate purchase price of the Notes (and other Senior Subordinated Indebtedness) is less than the Net Available Cash allotted to the purchase of Notes (and other Senior Subordinated Indebtedness), the Company may apply the remaining Net Available Cash for any general corporate purpose not restricted by the terms of the Indenture. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of Parent, the Company or a Subsidiary Guarantor) pursuant to this covenant if the Net Available Cash available therefor is less than $20 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a) Parent will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of Parent (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to Parent or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $5 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the directors of Parent disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Parent Board; and

(3) if such Affiliate Transaction involves an amount in excess of $20 million, the Parent Board shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to Parent and the Restricted Subsidiaries or is not less favorable to Parent and the Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

(1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments”;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Parent Board;

(3) loans or advances to employees in the ordinary course of business in accordance with the past practices of Parent or the Restricted Subsidiaries, but in any event not to exceed $2.5 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees and compensation to, and the provision of reasonable indemnity on behalf of, officers, directors and employees of Parent or any Restricted Subsidiary as determined in good faith by the Parent Board;

(5) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because Parent or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of Parent;

(7) any transactions involving the Parent or any of the Restricted Subsidiaries, on the one hand, and any nationally recognized commercial or investment bank or any of its Affiliates, on the other hand, in connection with the Acquisition, the execution of the Credit Agreement and any amendment, modification, supplement, extension, refinancing, replacement and other transactions related thereto, or any management, financial advisory, financing, underwriting or placement services or any other investment banking, capital markets, banking or similar services, which transactions, in the reasonable determination of a majority of the directors of Parent disinterested with respect to such transactions, are on commercially reasonable terms;

(8) any transaction with a Receivables Subsidiary pursuant to a Qualified Receivables Transaction;

(9) the Acquisition and any transaction consummated on the Issue Date in connection therewith and described in the Prospectus;

(10) any agreement as in effect on the Issue Date and described in the Prospectus under “Certain Relationships and Related Transactions” or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to Parent or the Restricted Subsidiaries) and the transactions evidenced thereby; and

(11) sales of inventory or other products to any Affiliate of Parent entered into in the ordinary course of business on terms that are no less favorable to Parent and the Restricted Subsidiaries than those that could be obtained at the time of such sale in arm’s length dealings with a Person who is not an Affiliate.

Limitation on Line of Business

Parent will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Merger, Amalgamation and Consolidation

Neither Parent nor the Company will consolidate with or merge with or into, or amalgamate, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1) the resulting, continuing, surviving or transferee Person (the “Successor Entity”) shall be a Person organized and existing under the laws of Bermuda (in case of Parent) or of the United States of America, any State thereof or the District of Columbia (in the case of Parent or the Company) and the Successor Entity (if not Parent or the Company, as applicable) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Parent or the Company, as applicable, under the Guaranty or the Notes, as applicable, and the Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Entity or any Subsidiary as a result of such transaction as having been Incurred by such Successor Entity or such Subsidiary at the time of such transaction, other than any Indebtedness of Parent or any Restricted Subsidiary previously Incurred by Parent or such Restricted Subsidiary at the time such entity was a Restricted Subsidiary in compliance with the Indenture), no Default shall have occurred and be continuing;

(3) in the case of a transaction involving Parent, immediately after giving pro forma effect to such transaction, the Successor Entity would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; and

(4) Parent shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indenture (if any) comply with the Indenture; provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into, amalgamating or transferring all or part of its properties and assets to Parent or the Company or (B) Parent or the Company merging or amalgamating with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating or continuing the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Parent, which properties and assets, if held by Parent instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of Parent on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Parent.

The Successor Entity will be the successor to Parent or the Company, as applicable, and shall succeed to, and be substituted for, and may exercise every right and power of, Parent or the Company, as applicable, under the Indenture, and the predecessor of Parent or the Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes, as applicable.

Parent will not permit any Subsidiary Guarantor to consolidate with or merge with or into, amalgamate or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) (except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to Parent, the Company or any other Subsidiary Guarantor), whether through a merger, amalgamation, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith Parent provides an Officers’ Certificate to the Trustee to the effect that Parent will comply with its obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition) the resulting, surviving, continuing or transferee Person (if not such Subsidiary Guarantor) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary Guarantor was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor, if any, under its Subsidiary Guaranty;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction, other than any Indebtedness of any Subsidiary Guarantor previously Incurred at the time such entity was a Restricted Subsidiary in compliance with the Indenture), no Default shall have occurred and be continuing; and

(3) Parent delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Future Guarantors

Parent will cause each Restricted U.S. Subsidiary that Incurs any Bank Indebtedness to, and each Foreign Subsidiary that enters into a Guarantee of any Senior Indebtedness of Parent, the Company or a Restricted U.S. Subsidiary to, in each case, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

SEC Reports

Whether or not Parent is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Parent will file with the SEC (subject to the next sentence) and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If at any time Parent is not subject to the periodic reporting requirements of the Exchange Act for any reason, Parent will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. Parent agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, Parent will post the reports specified in the preceding sentence on its website within the time periods that would apply if Parent were required to file those reports with the SEC. Notwithstanding the foregoing, Parent may satisfy such requirements prior to the effectiveness of the exchange offer registration statement or the shelf registration statement by filing with the SEC the exchange offer registration statement or shelf registration statement, to the extent that any such registration statement contains substantially the same information as would be required to be filed by Parent if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and Noteholders with such registration statement (and any amendments thereto) promptly following the filing thereof.

The quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of Parent and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries, if any.

In addition, Parent will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1) a default in the payment of interest on the Notes when due, continued for 30 days;

(2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company or Parent to comply with its obligations under “—Certain Covenants—Merger, Amalgamation and Consolidation” above;

(4) the failure by Parent or the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “—Change of Control” (other than a failure to purchase Notes) or under “—Certain Covenants” under “—Limitation on Indebtedness,” “—Limitation on Restricted Payments,” “—Limitation on Restrictions on Distributions from Restricted Subsidiaries,” “Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Notes), “—Limitation on Affiliate Transactions,” “—Limitation on Line of Business,” “—Future Guarantors,” or “—SEC Reports”;

(5) the failure by Parent, the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) Indebtedness of Parent, the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $20 million (the “cross acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of Parent, the Company, a Subsidiary Guarantor or any Significant Subsidiary (the “bankruptcy provisions”);

(8) any judgment or decree for the payment of money in excess of $20 million is entered against Parent, the Company, a Subsidiary Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(9) the Parent Guaranty or any Guaranty of a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of the Parent Guaranty or such Subsidiary Guaranty) or Parent or any Subsidiary Guarantor denies or disaffirms its obligations under the Parent Guaranty or its Subsidiary Guaranty, as the case may be.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately; provided, however, that so long as any Bank Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Company and the administrative agent (or similar agent if there is no administrative agent) under the Credit Agreement and (2) the day on which any Bank Indebtedness is accelerated. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences. In the event of any Event of Default specified in clause (6) above, such Event of Default and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose the:

(x) Indebtedness that is the basis for such Event of Default has been discharged, or

(y) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the principal of or change the Stated Maturity of any Note;

(4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption” above;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in, the amendment provisions which require each holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

(9) make any change in, or release other than in accordance with the Indenture, the Parent Guaranty or any Subsidiary Guaranty that would adversely affect the Noteholders.

Notwithstanding the preceding, without the consent of any holder of the Notes, the Company, Parent, the Subsidiary Guarantors and Trustee may amend the Indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of the Company, Parent, or any Subsidiary Guarantor under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) add Guarantees with respect to the Notes, including any Subsidiary Guarantees, or to secure the Notes;

(5) add to the covenants of the Company, Parent or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, Parent or a Subsidiary Guarantor;

(6) make any change that does not adversely affect the rights of any holder of the Notes;

(7) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8) make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially affect the rights of Holders to transfer Notes.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company, Parent or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in any case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all our obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time we may terminate our obligations under “—Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Merger, Amalgamation and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to the Parent Guarantor, Subsidiary Guarantors and Significant Subsidiaries and the judgment default provision described under “—Defaults” above and the limitations contained in clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries and Subsidiary Guarantors), (8) or (9) under “—Defaults” above or because of the failure of the Company to comply with clause (3) or (4) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, Parent and each Subsidiary Guarantor will be released from all of its obligations with respect to its Guaranty.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

U.S. Bank National Association is to be the Trustee under the Indenture. We have appointed U.S. Bank National Association as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, Parent or any Subsidiary Guarantor will have any liability for any obligations of the Company, Parent or any Subsidiary Guarantor under the Notes, the Parent Guaranty, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Consent to Jurisdiction and Service

Parent will appoint its Chief Executive Officer, located at 8537 Six Forks Road, Suite 400, Raleigh, North Carolina 27615, as its United States agent for actions relating to the Notes, the Registration Rights Agreement or the Indenture brought under Federal or state securities laws brought in any Federal or state court located in the Borough of Manhattan in The City of New York and will submit to such jurisdiction.

Certain Definitions

“Acquisition” means the acquisition of the metering systems business of Invensys plc by certain subsidiaries of Parent pursuant to the Stock Purchase Agreement dated as of October 21, 2003, as amended on December 17, 2003, by and among IMS Meters Holdings, Inc. (renamed Sensus Metering Systems Inc. on December 2, 2003 and subsequently renamed Sensus USA Inc. on July 2, 2009) and the sellers named therein.

“Additional Assets” means:

(1) any property, plant or equipment used in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Parent, the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “—Certain Covenants—Limitation on Restricted Payments” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or Parent or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Asset Disposition” means any sale, lease (other than an operating lease entered into in the ordinary course of business), transfer or other disposition (or series of related sales, leases, transfers or dispositions) by Parent or any Restricted Subsidiary, including any disposition by means of a merger, amalgamation, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Parent or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of Parent or any Restricted Subsidiary; or

(3) any other assets of Parent or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of clauses (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to Parent or the Company or by Parent, the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

(B) for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and (ii) a disposition of all or substantially all the assets of Parent in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation”;

(C) a disposition of assets with a Fair Market Value of less than $2.5 million;

(D) a disposition of cash or Temporary Cash Investments;

(E) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(F) the disposition of inventory or obsolete or worn out equipment in the ordinary course of business;

(G) the good faith surrender or waiver of contract rights, tort claims or statutory rights;

(H) sales or grants of licenses or sublicenses to use the patents, copyright and other intellectual property of Parent or any of the Restricted Subsidiaries to the extent such license does not interfere with the business of Parent or any Restricted Subsidiary; and

(I) any transfer or sale of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Subsidiary for the Fair Market Value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, it being understood that, for the purposes of this clause (I), investments received in exchange for the transfer of accounts receivable and related assets will be deemed to constitute cash if the Receivables Subsidiary or other payor is required to repay such investments as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Parent entered into as part of a Qualified Receivables Transaction).

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.

“Bank Indebtedness” means all Obligations pursuant to the Credit Agreement.

“Board of Directors” with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Change of Control” means any of the following events:

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Parent;

(2) during any consecutive two-year period, individuals who at the beginning of such period constituted the Parent Board (together with any new directors whose election or appointment by such Parent Board or whose nomination for election by the shareholders of Parent was approved by a vote of a majority of the Directors of Parent then still in office who were either directors at the beginning of such period or whose election, appointment or nomination for election was previously so approved) cease for any reason to constitute a majority of the Parent Board then in office;

(3) the adoption of a plan relating to the liquidation, winding up or dissolution of Parent or the Company;

(4) the merger, amalgamation or consolidation of Parent with or into another Person or the merger or amalgamation of another Person with or into Parent, or the sale of all or substantially all the assets of Parent (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor, continuing entity or transferee is a Person that is controlled by the Permitted Holders or (B) a transaction following which (i) in the case of a merger, amalgamation or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent immediately prior to such transaction (or other securities into which such securities are converted as part of such merger, amalgamation or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving or continuing Person in such merger, amalgamation or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Parent Guaranty and a Subsidiary of the transferor of such assets; or

(5) the failure of Parent to beneficially own, directly or indirectly, 100% of the Voting Stock of the Company.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commodity Price Protection Agreement” means, with respect to any Person, any forward contract, commodity swap, commodity option or other similar agreement or arrangement entered into to protect such Person or its Subsidiaries against fluctuations in commodity prices.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination to (b) Consolidated Interest Expense for such four fiscal quarters; provided, however, that if:

(1) Parent or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2) Parent or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if Parent or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) since the beginning of such period Parent or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Parent or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Parent and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Parent and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) since the beginning of such period Parent or any Restricted Subsidiary (by merger, amalgamation or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5) since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged or amalgamated with or into Parent or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by Parent or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. Any such pro forma calculations may include operating expense reductions (net of associated expenses) for such period resulting from the acquisition or other Investment which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Rule 11-02 of Regulation S-X under the Securities Act or (b) have been realized or for which substantially all the steps necessary for realization have been taken or, at the time of determination, are reasonably expected to be taken within 90 days immediately following any such acquisition or other Investment, including, but not limited to, the execution, termination, renegotiation or modification of any contracts, the termination of any personnel or the closing of any facility, as applicable, provided that, in any case, such adjustments shall be calculated on an annualized basis and such adjustments are set forth in an Officer’s Certificate signed by Parent’s chief financial officer and another Officer which states in detail (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (iii) that such adjustment or adjustments and the plan or plans related thereto have been reviewed and approved by the Parent Board. Any such Officers’ Certificate will be provided to the Trustee if Parent Incurs any Indebtedness or takes any other action under the Indenture in reliance thereon. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“Consolidated Interest Expense” means, for any period, the total interest expense of Parent and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by Parent or any Restricted Subsidiary, without duplication:

(1) interest expense attributable to Capital Lease Obligations;

(2) amortization of debt discount;

(3) capitalized interest;

(4) non-cash interest expense;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net payments pursuant to Hedging Obligations;

(7) dividends accrued in respect of all Preferred Stock of Parent that is Disqualified Stock and all Preferred Stock of any Restricted Subsidiary, in each case to the extent held by Persons other than Parent or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock)); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of Parent in good faith); and

(8) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) Parent or any Restricted Subsidiary;

minus, to the extent included in such total interest expense, and to the extent incurred by Parent or any Restricted Subsidiary, (A) amortization or write off of debt issuance costs and deferred financing costs and (B) interest expense attributable to dividends in respect of all Preferred Stock of Parent that is not Disqualified Stock pursuant to Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”

“Consolidated Net Income” means, for any period, the net income of Parent and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than Parent) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (4) below, Parent’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Parent or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) Parent’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) any net income (or loss) of any Person acquired by Parent or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Parent (but, in the case of any Foreign Subsidiary, only to the extent cash equal to such net income (or a portion thereof) for such period is not readily procurable to Parent from such Foreign Subsidiary pursuant to intercompany loans, repurchases of Capital Stock or otherwise), except that:

(A) subject to the exclusion contained in clause (4) below, Parent’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Parent or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) Parent’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain (or loss) realized upon the sale or other disposition of any assets of Parent, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) extraordinary gains or losses;

(6) the cumulative effect of a change in accounting principles;

(7) any non-recurring fees, charges or other expenses (including bonus and retention payments but excluding non-cash compensation charges) made or incurred in connection with the Acquisition or the financing thereof;

(8) Systems/Organizational Establishment Expenses; and

(9) interest expense attributable to dividends in respect of all Preferred Stock of Parent that is not Disqualified Stock pursuant to Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net

Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to Parent or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Credit Agreement” means the Credit Agreement to be entered into on the Issue Date by and among Parent, the Company, Sensus Metering Systems (LuxCo 2) s.a.r.l., the lenders referred to therein, Credit Suisse First Boston, as Administrative Agent, European Administrative Agent, U.S. Collateral Agent and European Collateral Agent, and Goldman Sachs Credit Partners L.P., as Syndication Agent, together with the related documents thereto (including the term loan facilities and revolving loan facilities thereunder, any guarantees and security documents), as amended, extended, renewed, restated, replaced, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness Incurred to Refinance or otherwise replace, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement.

“Currency Agreement” means, with respect to any Person, any foreign exchange contract, currency swap agreement, futures contract, options contract, synthetic cap or other similar agreement with respect to currency values designed to protect such Person or its Subsidiaries against fluctuations in currency exchanges.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness”, with respect to a Person; means:

(1) the Bank Indebtedness; and

(2) any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the 91st day after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Change of Control”; and

(2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“EBITDA” for any period means the sum of Consolidated Net Income, plus the following, without duplication, to the extent deducted in calculating such Consolidated Net Income:

(1) all income tax expense of Parent and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of Parent and its consolidated Restricted Subsidiaries (including any increased expense or depreciation or amortization charges resulting from purchase accounting adjustments or inventory write-ups with respect to acquisitions and amortization charges or write-off of deferred financing costs and debt issuance costs);

(4) all other non-cash charges of Parent and its consolidated Restricted Subsidiaries (minus, with respect to any such non-cash charge occurring after the Issue Date that was previously added in a prior period to Consolidated Net Income to calculate EBITDA and that represents an accrual of or reserve for cash expenditures in any future period, any payments made during such period);

(5) any non-capitalized costs incurred in connection with financings, acquisitions or dispositions (including financing and refinancing fees and any premium or penalty paid in connection with redeeming or retiring Indebtedness prior to its Stated Maturity thereof pursuant to the agreements governing such Indebtedness);

(6) any restructuring costs and other similar costs that are (A) added to net income to calculate “Adjusted EBITDA” as set forth in the Prospectus for the twelve-month period ended September 30, 2003 or set forth in the section of the Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—After the Acquisition” with respect to the second half of fiscal 2004 and fiscal 2005 or (B) incurred in connection with acquisitions consummated after the Issue Date; and

(7) expenses attributable to Incentive Arrangements;

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income and (x) only if a corresponding amount would be permitted at the date of determination to be dividended to Parent by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders or (y) in the case of any Foreign Subsidiary, only if a corresponding amount of cash is readily procurable to Parent from such Foreign Subsidiary pursuant to intercompany loans, repurchases of Capital Stock or otherwise, provided that to the extent cash of such Foreign Subsidiary provided the basis for including the net income of such Foreign Subsidiary in Consolidated Net Income pursuant to clause (3) of the definition of “Consolidated Net Income,” such cash shall not be taken into account for the purposes of determining readily procurable cash under this clause (y).

“Equity Offering” means (i) an underwritten primary public offering of common stock of the Company or Parent pursuant to an effective registration statement under the Securities Act or (ii) any private placement of common stock of the Company or Parent to any Person other than issuances upon exercise of options by employees of Parent or any of the Restricted Subsidiaries.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any property or asset, the price which could be negotiated in an arm’s-length, free market transaction for cash between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith by the Parent Board, whose determination will be conclusive.

“Foreign Subsidiary” means any Restricted Subsidiary of Parent that (x) is not organized under the laws of the United States of America or any State thereof or the District of Columbia or (y) is organized under the laws of the United States of America or any State thereof or the District of Columbia whose only assets, other than immaterial assets, consist of shares of Capital Stock of a Person described in clause (x) above.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any of Parent and the Subsidiary Guarantors.

“Guaranty” means any of the Parent Guaranty and the Subsidiary Guarantees.

“Guaranty Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to the Notes on the terms provided for in the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Price Protection Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incentive Arrangements” means any (i) earn-out agreements, (ii) stock appreciation rights, (iii) “phantom” stock plans, (iv) employment agreements, (v) non-competition agreements and (vi) incentive and bonus plans entered into by Parent or any Restricted Subsidiary for the benefit of, and in order to retain, executives, officers or employees of Persons or businesses in connection with the acquisition of the Capital Stock of such Persons or the acquisition of such businesses by Parent or such Restricted Subsidiary.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain Covenants—Limitation on Indebtedness”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, which purchase price is due more than 90 days after the purchase of such property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or of any Preferred Stock of any Subsidiary of such Person or that are determined by the value of such Disqualified Stock or Preferred Stock, as applicable, the principal amount of such Disqualified Stock or Preferred Stock, as applicable, to be determined in accordance with the Indenture (but excluding, in each case, accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations of such Person (the amount of any such Obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Obligations that would be payable by such Person at any time).

Notwithstanding the foregoing, in connection with the purchase by Parent or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing (including pursuant to an earn-out agreement or any stock appreciation rights).

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Interest Rate Agreement” means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure of such Person or its Subsidiaries to interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value of Capital Stock, Indebtedness or other similar instruments issued by such Person. If Parent or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by Parent or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by Parent or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by Parent or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investment” shall include the portion (proportionate to Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Parent shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) Parent’s “Investment” in such

Subsidiary at the time of such redesignation less (B) the portion (proportionate to Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Issue Date” means December 17, 2003.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by Parent or any Restricted Subsidiary after such Asset Disposition; and

(5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

“Prospectus” means the final Prospectus dated as of December 11, 2003, used in connection with the offering of the Notes.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of Parent.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Parent or the Trustee.

“Parent” means Sensus (Bermuda 2) Ltd., a company organized under the laws of Bermuda, and its successors.

“Parent Board” means the Board of Directors of the Parent or any committee thereof duly authorized to act on behalf of such Board.

“Parent Guaranty” means the Guarantee by Parent of the Company’s obligations with respect to the Notes.

“Permitted Acquisition Payments” means, without duplication, the following payments and distributions: (i) payments to Invensys plc and certain of its Subsidiaries on the Issue Date in connection with the Acquisition, (ii) payments to Invensys plc and certain of its Subsidiaries relating to any purchase price adjustment in connection with the Acquisition, provided such payments are on the terms and conditions set forth in the definitive documentation for the Acquisition as in effect on the Issue Date and (iii) the payment of transaction fees and expenses relating to the Acquisition not in excess of $35.0 million in the aggregate.

“Permitted Holders” means the Resolute Fund L.P., GS Capital Partners 2000, L.P. and their respective Affiliates. Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as “beneficially owned” by such Permitted Holder.

“Permitted Investment” means an Investment by Parent or any Restricted Subsidiary in:

(1) Parent, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if, as a result of such Investment, such other Person is merged, amalgamated or consolidated with or into, or transfers or conveys all or substantially all its assets to, Parent or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to Parent or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Parent or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel, commission and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of Parent or such Restricted Subsidiary;

(7) prepayments and credits or advances to customers or suppliers in the ordinary course of business;

(8) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Parent or any Restricted Subsidiary or in satisfaction of judgments;

(9) any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Disposition;

(10) any Person where such Investment was acquired by Parent or any of the Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by Parent or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by Parent or any of the Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(11) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by Parent or any Restricted Subsidiary;

(12) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(13) any Person to the extent such Investment existed on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(14) any Investment by Parent or a Restricted Subsidiary in a Receivables Subsidiary, or any Investment by a Receivables Subsidiary in another Person, in each case in connection with a Qualified Receivables Transaction; provided, however, that such Investment is in the form of a purchase money note, equity or residual interest or limited liability company interest; and

(15) Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (15) outstanding on the date such Investment is made, do not exceed the greater of (A) $25.0 million and (B) 3% of consolidated Total Assets of Parent and the Restricted Subsidiaries.

“Person” means any individual, corporation, partnership, company, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by Parent or any Restricted Subsidiary pursuant to which Parent or any Restricted Subsidiary sells, conveys or otherwise transfers to (i) a Receivables Subsidiary (in the case of a transfer by Parent or any Restricted Subsidiary) and (ii) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Parent or any Restricted Subsidiary, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Rating Agency” means Standard & Poor’s and Moody’s or if Standard & Poor’s or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Parent Board) which shall be substituted for Standard & Poor’s or Moody’s or both, as the case may be.

“Receivables Subsidiary” means a Subsidiary of Parent which engages in no activities other than in connection with the financing of accounts receivable or related assets (including contract rights) and which is designated by the Parent Board (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is Guaranteed by Parent or any Restricted Subsidiary (but excluding customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction), (ii) is recourse to or obligates Parent or any Restricted Subsidiary in any way other than pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction or (iii) subjects any property or asset (including contract rights) of Parent or any Restricted Subsidiary (other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction, (b) with which neither Parent nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms no less favorable to Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Parent, other than customary fees payable in connection with servicing accounts receivable and (c) with which neither Parent nor any Restricted Subsidiary has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Parent Board will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Parent Board giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of Parent or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or a Guaranty, such Refinancing Indebtedness is subordinated in right of payment to the Notes or such Guaranty at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary of Parent that Refinances Indebtedness of Parent or Indebtedness of a Subsidiary of the Company that Refinances Indebtedness of the Company or (B) Indebtedness of Parent or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the Issue Date among Parent, the Company, the Subsidiary Guarantors, Credit Suisse First Boston LLC and Goldman, Sachs & Co.

“Related Business” means any business in which Parent or any of the Restricted Subsidiaries was engaged on the Issue Date and any business similar, related, ancillary or complementary to such business.

“Representative” means, with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

“Restricted Payment” with respect to any Person means the:

(1) declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to Parent or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) purchase, redemption or other acquisition or retirement for value of any Capital Stock of Parent held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of Parent (other than by a Restricted Subsidiary), including in connection with any merger, amalgamation or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of Parent that is not Disqualified Stock);

(3) purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of Parent or any Subsidiary Guarantor (other than (A) from Parent or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition); or

(4) making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of Parent, including the Company, that is not an Unrestricted Subsidiary.

“Restricted U.S. Subsidiary” means each Restricted Subsidiary of Parent, other than the Company, that is organized under the laws of the United States of America or any State thereof or the District of Columbia.

“Revolving Credit Facility” means each of the revolving credit facilities contained in the Credit Agreement and any other facility or financing arrangement that Refinances, in whole or in part, any such revolving credit facility.

“Revolving Credit Facility Borrower” means any Person that is a borrower under any Revolving Credit Facility, other than the Company or any Guarantor.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of Parent, the Company or a Subsidiary Guarantor secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933.

“Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate or pari passu in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to Parent or any Subsidiary;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Senior Subordinated Indebtedness” means, with respect to a Person, the Notes (in the case of the Company), the Parent Guaranty (in the case of Parent), the Subsidiary Guaranty (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Parent within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes, the Parent Guaranty or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, company, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of Parent that thereafter guarantees the Notes pursuant to the terms of the Indenture.

“Subsidiary Guaranty” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes.

“Systems/Organizational Establishment Expenses” means the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by Parent and the Restricted Subsidiaries in establishing financial, information technology and other similar systems of Parent and the Restricted Subsidiaries, including costs of the transition and integration of any such systems acquired in the Acquisition, as a direct result of the establishment of the business acquired in the Acquisition as a standalone business following the Acquisition.

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 270 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of Parent) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard and Poor’s;

(5) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s;

(6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above; and

(7) solely in respect of the ordinary course cash management activities of the Foreign Subsidiaries, equivalents of the investments described in clause (1) above to the extent guaranteed by any member state of the European Union or the country in which the Foreign Subsidiary operates and equivalents of the investments described in clause (2) above issued, accepted or offered by (a) the local office of any commercial bank meeting the requirements of clause (4) above in the jurisdiction of organization of the applicable Foreign Subsidiary or (b) the local office of any commercial bank organized under the laws of the jurisdiction of organization of the applicable Foreign Subsidiary which commercial bank (1) has combined capital and surplus and undivided profits of not less than $250.0 million and (2) a long-term rating for Dollar-denominated obligations of “A-1” (or higher) according to Standard & Poor’s or “P-1” (or higher) according to Moody’s.

“Term Loan Borrower” means any Person that is a borrower under any Term Loan Facility, other than the Company or any Guarantor.

“Term Loan Facility” means each of the term loan facilities contained in the Credit Agreement and any other facility or financing arrangement that Refinances in whole or in part any such term loan facility.

“Total Assets” with respect to any Person, means the total assets of such Person, determined in accordance with GAAP, as set forth on such Person’s most recent balance sheet as of a date not earlier than 30 days prior to the time such determination is being made.

“Trustee” means U.S. Bank National Association until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939 (15 U.S.C. $$ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means any:

(1) Subsidiary of Parent, other than the Company, that at the time of determination shall be designated an Unrestricted Subsidiary by the Parent Board in the manner provided below; and

(2) Subsidiary of an Unrestricted Subsidiary.

The Parent Board may designate any Subsidiary of Parent (including any newly acquired or newly formed Subsidiary, but excluding the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, Parent or any other Subsidiary of Parent that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Parent Board may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Parent Board shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Parent Board giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date that is two Business Days prior to such determination.

Except as described under “—Certain Covenants—Limitation on Indebtedness,” whenever it is necessary to determine whether Parent or any Restricted Subsidiary has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by Parent or one or more other Wholly Owned Subsidiaries.

BOOK-ENTRY; DELIVERY AND FORM

The notes are currently represented by one or more fully registered global notes without interest coupons. The notes were deposited upon issuance with the trustee as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below.

Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for Notes in certificated form except in limited circumstances. See “—Certificated Securities” for more information about the circumstances in which certificated notes may be issued.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

The notes may be presented for registration of transfer and exchange at the offices of the registrar.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, which we refer to as “participants,” or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any), interest (including additional interest) on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including additional interest) on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the global notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain material U.S. federal income tax aspects of the ownership and disposition of the notes by persons who are beneficial owners of the notes and who hold the notes as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, amended, or Code. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the ownership and disposition of the notes by a prospective investor in light of its personal circumstances. This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, partnerships or other pass-through entities, regulated investment companies, insurance companies, persons that hold the notes as part of a “straddle,” as part of a “hedge” against currency risk, or as part of a “conversion transaction” or U.S. persons that have a “functional currency” other than the U.S. dollar. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction or, except to a limited extent under the caption “Non-U.S. Holders,” any possible applicability of U.S. federal gift or estate tax.

This summary is based upon current provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

Persons considering the purchase of notes should consult their own tax advisors concerning the application of U.S. federal income tax laws, as well as the law of any state, local or foreign taxing jurisdiction, to their particular situations.

Redemption Premium. We may be required to pay a premium if we exercise our option to redeem the notes early (as described above in “Description of the Notes—Optional Redemption”) or if we are required to redeem the notes upon a change of control (as described above in “Description of the Notes—Change of Control”). Because the exercise of our early redemption option at a premium would increase the yield on the notes, under applicable Treasury regulations we will be deemed as of the issue date of the notes to not exercise this option. Consequently, any redemption premium that is paid to a holder of notes will be includible in gross income at the time such premium is paid or accrues in accordance with such holder’s regular method of tax accounting. In addition, we intend to take the position under applicable Treasury regulations that the likelihood of the payment of a redemption premium upon a change of control was remote as of the time of issue of the notes. If this position is respected, any redemption premium that is paid to a holder upon a change of control will be includible in gross income at the time such premium is paid or accrues in accordance with such holder’s regular method of tax accounting. Our determination that the likelihood of a change of control triggering a redemption of the notes is a remote contingency is binding on a holder unless such holder discloses in the proper manner to the Internal Revenue Service, or IRS, that it is taking a different position. Although we believe that our treatment of the redemption premium described in this paragraph is proper under the applicable Treasury regulations, it is possible that the IRS might contend that redemption premium should be accrued by holders as original issue discount, or OID, under the rules applicable to “contingent payment debt instruments.” If the notes were treated as contingent payment debt instruments, the tax consequences could differ materially and adversely from those described in this paragraph and below. If the notes were treated as contingent payment debt instruments, any gain recognized on the sale or other disposition of a note would be treated as ordinary income rather than capital gain, and the timing and amounts of income inclusions might differ from the consequences described below. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.

U.S. Holders

For purposes of the following discussion, a U.S. Holder is a beneficial owner of a note that is, for U.S. federal income tax purposes:

•

a citizen or resident of the United States, including an alien resident who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•

a corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (i) a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) if the trust has made a valid election to be treated as a U.S. person.

If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding notes, you should consult your own tax advisor.

Stated Interest. The tax treatment of interest paid on a note depends on whether the interest is “qualified stated interest.” Qualified stated interest is any interest on a debt security having a maturity of more than one year from its issue date that is unconditionally payable at least annually over the entire term of the note at a single fixed rate. For these purposes, the stated interest on a note will constitute qualified stated interest. Qualified stated interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

Market Discount. If a U.S. Holder acquires a note (other than a U.S. Holder who is treated as having acquired such note at its original issuance at a price equal to the issue price of such note) for a price that is less than the remaining stated redemption price at maturity (i.e., the sum of all remaining payments scheduled to be made on such note other than payments of qualified stated interest), the difference is treated as “market discount” for U.S. federal income tax purposes unless such difference is less than a de minimis amount (0.25% of the product of the remaining stated redemption price at maturity and the number of complete years to maturity from the date of acquisition of the note).

Under the market discount rules of the Code, a U.S. Holder is required to treat any payment (other than a payment of qualified stated interest) on, or any gain on the sale, exchange, retirement, redemption or other disposition of, a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. Special rules apply to the transfer or exchange of debt instruments with market discount in nonrecognition transactions.

In general, market discount accrues on a ratable basis. A U.S. Holder may, however, elect to determine the accrual of market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable. With respect to notes with market discount, the ability of a U.S. Holder to deduct immediately the interest expense on any indebtedness incurred or continued to purchase or carry such notes may be limited. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule just described does not apply. This election applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note is increased by the amount of market discount included in such U.S. Holder’s income under this election.

Premium. A U.S. Holder purchases a note at a “premium” if such holder’s adjusted tax basis in the note immediately after purchase exceeds the remaining stated redemption price at maturity of the note. U.S. Holders may elect to amortize premium under a constant yield method as an offset to qualified stated interest income. Although premium generally is amortized over the remaining term of a debt instrument, special rules apply to debt instruments like the notes which may be redeemed prior to their stated maturity. A U.S. Holder who elects to amortize premium must reduce such holder’s tax basis in the note by the amount of the premium used to offset qualified state interest income as described above. If this election is made with respect to any note, it also will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies and to all debt instruments subsequently acquired by the U.S. Holder, and will be binding for all subsequent taxable years unless the election is revoked with the consent of the IRS.

U.S. Holders should consult their tax advisors regarding the potential application of the rules regarding market discount and premium to their particular situations.

Sale, Exchange or Redemption of the Notes. Unless a non-recognition provision applies, upon the disposition of a note by sale, exchange or redemption, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest not yet taken into income, which will be treated as interest income as described above) and (ii) the U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the notes (net of accrued interest) decreased by any payments on the notes (other than payments of stated interest).

Gain or loss from the disposition of a note will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the note for longer than one year. You should consult your own tax advisor regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income if you are not a corporation) and losses (the deductibility of which is subject to limitation).

Backup Withholding and Information Reporting. A U.S. Holder of a note may be subject, under certain circumstances, to backup withholding at a rate of 28% (which rate is scheduled to be increased to 31% for 2011 and thereafter) with respect to payments of interest on, and gross proceeds from a sale or other disposition of, a note. These backup withholding rules apply if the U.S. Holder, among other things:

•	fails to furnish a social security number, or SSN, or other taxpayer identification number, or TIN, certified under penalties of perjury within a reasonable time after the request therefor;

•	furnishes an incorrect SSN or TIN;

•	fails to properly report interest; or

•

under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the SSN or TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding.

A U.S. Holder of a note who does not provide his, her or its correct SSN or TIN may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding is creditable against the U.S. Holder’s U.S. federal income tax liability, provided the requisite information is provided to the IRS. Certain persons are exempt from backup withholding, including corporations and tax-exempt entities, provided their exemption from backup withholding is properly established. U.S. Holders of notes should consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption.

We will report to the holder of a note and the IRS the amount of any “reportable payments” made by us to such holder and any amount withheld with respect to the notes during the calendar year.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income and estate tax consequences to a holder of a note that is an individual, corporation or other entity treated as a corporation for U.S. federal income tax purposes, estate or trust that is not a U.S. Holder, which we refer as a “Non-U.S. Holder.” For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of a note will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the conduct of a U.S. trade or business; or

•

in the case of a treaty resident who qualifies for benefits under a treaty with a “permanent establishment clause,” attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Stated Interest. Generally, interest paid to a Non-U.S. Holder of a note will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Interest on the notes will qualify as portfolio interest if certain conditions with respect to the notes are satisfied and if the Non-U.S. Holder:

•	does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock within the meaning of Section 871(h)(3) of the Code and the regulations thereunder;

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code;

•	is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•

either (A) provides to us or our paying agent its name and address on an IRS Form W-8BEN and certifies, under penalties of perjury, that such holder is not a U.S. person, or (B) holds notes through certain foreign intermediaries and satisfies the certification requirements of applicable Treasury regulations.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates and will not be subject to U.S. federal withholding tax at the 30% gross rate if the Non-U.S. Holder certifies on IRS Form W-8ECI that such holder is exempt from withholding tax because the interest income on the notes is effectively connected with the conduct of such holder’s trade or business in the United States. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax.” To claim an exemption from withholding, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required, in certain instances, to obtain a TIN and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable regulations for payments through qualified intermediaries and payments to partnerships, estates and trusts. You should consult your tax advisor regarding the application of the U.S. federal withholding tax rules to your particular circumstances.

Sale, Exchange or Redemption of the Notes. Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note will not be subject to U.S. federal income tax, unless:

•	such gain is U.S. trade or business income;

•

subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

Federal Estate Tax. A note held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his death will not be subject to U.S. federal estate tax, provided the interest on the notes is exempt from withholding of U.S. federal income tax under the portfolio interest exemption described above (without regard to the certification requirement) and income on such note was not U.S. trade or business income. If you are an individual, you should consult with your tax advisor regarding the possible application of the U.S. federal estate tax to your particular circumstances.

Information Reporting and Backup Withholding. We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Treasury regulations provide that the backup withholding tax at a rate of 28% (which rate is scheduled to be increased to 31% for 2011 and thereafter) and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of a note to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a U.S. related person). In the case of the payment of the proceeds from the disposition of a note to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge or reason to know to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is provided to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

This prospectus is to be used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in the notes. Goldman, Sachs & Co. may act as principal or agent in such transactions. Such sales will be made at prices relating to prevailing market prices at the time of sale. Goldman, Sachs & Co. has no obligation to make a market in the notes, and may discontinue its market-making activities at any time without notice, at its sole discretion.

As of June 27, 2009, affiliates of Goldman, Sachs & Co. beneficially owned, in the aggregate, 33.0% of the outstanding Class A common stock of Holdings, our ultimate parent; 49.3% of the outstanding Series B convertible preferred shares of Holdings and 36.3% of the outstanding Series BB Convertible Preferred Shares of Holdings. Certain of our directors are employees of Goldman, Sachs & Co. Goldman, Sachs & Co. acted as an initial purchaser in connection with the original offering of the old notes. See the section of this prospectus entitled “The Invensys Metering Systems Acquisition” and Item 10, Item 12 and Item 13 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as amended, which is incorporated by reference into this prospectus, for a description of certain relationships between us and Goldman, Sachs & Co. and its affiliates.

We will receive no portion of the proceeds of the sales of the notes and will bear the expenses incident to the registration thereof. We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments Goldman, Sachs & Co. may be required to make in respect thereof.

LEGAL MATTERS

The validity of the notes and the guarantees has been passed upon for us by Mayer Brown LLP, Chicago, Illinois, and as to certain matters of Bermuda law relating to the validity of the guarantees, by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

The consolidated financial statements of Sensus (Bermuda 2) Ltd. (formerly “Sensus Metering Systems (Bermuda 2) Ltd.”) appearing in the Sensus (Bermuda 2) Ltd. Amendment No. 1 to the Annual Report (Form
10-K/A) for the year ended March 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission, or SEC, a registration statement on Form S-1 (Reg. No. 333-118053) with respect to the securities we are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

Under the terms of the indenture that governs the outstanding notes, we have agreed that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the trustee and the holders of the notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such forms, and (ii) all current reports that would be required to be filed with the SEC on Form 8-K, if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

You may read and copy any document we file with the SEC at the SEC’s public reference room at the following address:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC instead of having to repeat the information in this prospectus. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or any prospectus supplement.

This prospectus incorporates by reference the documents set forth below that we have previously filed with or furnished to the SEC. These documents contain important information about Sensus and its results of operations and financial condition.

•	Our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (with the exception of management’s report on internal control over financial reporting set forth in Item 9A therein);

•	Our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2009;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009; and

•	Our Current Reports on Form 8-K filed on June 19, 2009 and June 22, 2009.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any prospectus supplement modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge, each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to James J. Hilty, Vice President, Business Development, Sensus, 8537 Six Forks Road, Suite 400, Raleigh, North Carolina 27615, telephone: (919) 845-4007, email: jim.hilty@sensus.com. The documents incorporated by reference in this prospectus may also be accessed on our website at www.sensus.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

Parent is a Bermuda exempted company. Certain of its directors and officers may not be residents of the United States, and a substantial portion of its assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against Parent or those persons based on the civil liability provisions of the U.S. securities laws. However, Parent will irrevocably agree (i) that it may be served with process with respect to actions based on offers and sales of securities made in the United States and other violations of U.S. securities laws by having its chief executive officer (from time to time) located at 8537 Six Forks Road, Suite 400, Raleigh, North Carolina 27615, be its United States agent appointed for that purpose and (ii) that service of process upon such agent and written notice of said service of process to the Parent mailed or delivered to its secretary at its registered office at 2 Church Street, Hamilton HM 11, Bermuda, shall be deemed in every respect effective service of process upon the Parent with respect to such actions. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against Parent or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Parent or its directors or officers under the securities laws of other jurisdictions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable in connection with the issuance and distribution of the notes being registered hereby. All of such expenses are being paid by Sensus USA Inc. (the “Company”). All of such expenses are estimates, other than the filing fee payable to the Securities and Exchange Commission.

Securities and Exchange Commission Filing Fee	$—
Legal Fees and Expenses	20,000
Printing and Engraving Expenses	20,000
Accounting Fees and Expenses	20,000
Miscellaneous Expenses	5,000

Total	$65,000

Item 14. Indemnification of Directors and Officers

Under the Delaware General Corporation Law (the “DGCL”), directors, officers, employees and other individuals may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such an action, and the DGCL requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to the Company.

The Company’s Certificate of Incorporation, as amended, provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

If the DGCL is amended to further expand the indemnification permitted to directors, officers, employees or agents of the Company, then the Company shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the index to exhibits that appears immediately following the signature pages of this registration statement.

(b) Financial Statement Schedules

All schedules not otherwise listed have been omitted because they are not applicable or because the required information is provided in the Consolidated Financial Statements or notes thereto.

II-1

Item 17. Undertakings

Each of the undersigned registrants hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Sensus USA Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on July 27, 2009.

SENSUS USA INC.

By:	/S/ PETER MAINZ
Peter Mainz Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 27, 2009.

Name	Positions

/S/ PETER MAINZ Peter Mainz	Director, Chief Executive Officer and President (Principal Executive Officer)

/S/ JEFFREY J. KYLE Jeffrey J. Kyle	Chief Financial Officer (Principal Financial Officer)

/S/ THOMAS D. D’ORAZIO Thomas D. D’Orazio	Senior Vice President, Finance (Principal Accounting Officer)

/S/ JONATHAN F. BOUCHER Jonathan F. Boucher	Director and Vice President

/S/ DANIEL W. HARNESS Daniel W. Harness	Director

/S/ JOHN W. JORDAN II* John W. Jordan II	Director

/S/ DAVID W. ZALAZNICK* David W. Zalaznick	Director

/S/ THOMAS H. QUINN* Thomas H. Quinn	Director

/S/ GERALD J. CARDINALE* Gerald J. Cardinale	Director

/S/ J. JACK WATSON* J. Jack Watson	Director

/S/ H. RUSSEL LEMCKE* H. Russel Lemcke	Director

/S/ BRYAN KELLN* Bryan Kelln	Director

/S/ NICOLE V. AGNEW Nicole V. Agnew	Director

*By:	/s/ PETER MAINZ
Peter Mainz Attorney-in-fact

Pursuant to the requirements of the Securities Act of 1933, Sensus (Bermuda 2) Ltd. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on July 27, 2009.

SENSUS (BERMUDA 2) LTD.

By:	/s/ PETER MAINZ
Peter Mainz Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 27, 2009.

Name	Positions

/S/ PETER MAINZ Peter Mainz	Director, Chief Executive Officer and President (Principal Executive Officer) and Authorized U.S. Representative

/S/ JEFFREY J. KYLE Jeffrey J. Kyle	Chief Financial Officer (Principal Financial Officer)

/S/ THOMAS D. D’ORAZIO Thomas D. D’Orazio	Senior Vice President, Finance (Principal Accounting Officer)

/S/ JONATHAN F. BOUCHER Jonathan F. Boucher	Director and Vice President

/S/ DANIEL W. HARNESS Daniel W. Harness	Director

/S/ JOHN W. JORDAN II* John W. Jordan II	Director

/S/ DAVID W. ZALAZNICK* David W. Zalaznick	Director

/S/ THOMAS H. QUINN* Thomas H. Quinn	Director

/S/ GERALD J. CARDINALE* Gerald J. Cardinale	Director

/S/ J. JACK WATSON* J. Jack Watson	Director

/S/ H. RUSSEL LEMCKE* H. Russel Lemcke	Director

/S/ BRYAN KELLN* Bryan Kelln	Director

/S/ NICOLE V. AGNEW Nicole V. Agnew	Director

*By:	/s/ PETER MAINZ
Peter Mainz Attorney-in-fact

Pursuant to the requirements of the Securities Act of 1933, Sensus Metering Systems IP Holdings, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on July 27, 2009.

SENSUS METERING SYSTEMS IP HOLDINGS, INC.

By:	/s/ PETER MAINZ
Peter Mainz Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 27, 2009.

Name	Positions

/s/ PETER MAINZ Peter Mainz	Chief Executive Officer (Principal Executive, Financial and Accounting Officer)

/s/ JONATHAN F. BOUCHER Jonathan F. Boucher	Director and President

Pursuant to the requirements of the Securities Act of 1933, Sensus Precision Die Casting, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on July 27, 2009.

SENSUS PRECISION DIE CASTING, INC.

By:	/s/ PETER MAINZ
Peter Mainz Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 27, 2009.

Name	Positions

/s/ PETER MAINZ Peter Mainz	Director and Chief Executive Officer (Principal Executive, Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, Smith-Blair, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on July 27, 2009.

SMITH-BLAIR, INC.

By:	/s/ PETER MAINZ
Peter Mainz Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 27, 2009.

Name	Positions

/s/ PETER MAINZ Peter Mainz	Director and Chief Executive Officer (Principal Executive and Financial Officer)

/s/ MARC BUXTON Marc Buxton	Controller and Assistant Secretary (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, M&FC Holding, LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on July 27, 2009.

M&FC HOLDING, LLC

By:	/s/ PETER MAINZ
Peter Mainz Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 27, 2009.

Name	Positions

/s/ PETER MAINZ Peter Mainz	Director and Chief Executive Officer (Principal Executive, Financial and Accounting Officer)

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Purchase Agreement, dated December 11, 2003, among Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd. and the Purchasers named therein (incorporated by reference to Exhibit 1.1 to Registration Statement on Form S-4 filed on March 16, 2004).

2.1	Stock Purchase Agreement, dated October 21, 2003, by and among the sellers identified therein, Invensys plc and IMS Meters Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4 filed on March 16, 2004).

2.2	Amendment No. 1 to Stock Purchase Agreement, dated December 17, 2003 (incorporated by reference to Exhibit 2.2 to Registration Statement on Form S-4 filed on March 16, 2004).

3.1	Amended and Restated Certificate of Incorporation of Sensus Metering Systems Inc. (incorporated by reference to Exhibit 3.1 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

3.2	By-Laws of Sensus Metering Systems Inc. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-4 filed on March 16, 2004).

3.3	Memorandum of Association of Company Limited by Shares of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 3.3 to Registration Statement on Form S-4 filed on March 16, 2004).

3.4	Certificate of Incorporation of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 3.4 to Registration Statement on Form S-4 filed on March 16, 2004).

3.5	Bye-Laws of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 3.5 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

3.6	Certificate of Incorporation of Sensus Metering Systems IP Holdings, Inc. (incorporated by reference to Exhibit 3.5 to Registration Statement on Form S-4 filed on March 16, 2004).

3.7	By-Laws of Sensus Metering Systems IP Holdings, Inc. (incorporated by reference to Exhibit 3.6 to Registration Statement on Form S-4 filed on March 16, 2004).

3.8	Certificate of Incorporation of Sensus Precision Die Casting, Inc. (incorporated by reference to Exhibit 3.7 to Registration Statement on Form S-4 filed on March 16, 2004).

3.9	Bylaws of Sensus Precision Die Casting, Inc. (incorporated by reference to Exhibit 3.8 to Registration Statement on Form S-4 filed on March 16, 2004).

3.10	Certificate of Incorporation of Smith-Blair, Inc. (incorporated by reference to Exhibit 3.11 to Registration Statement on Form S-4 filed on March 16, 2004).

3.11	By-Laws of Smith-Blair, Inc. (incorporated by reference to Exhibit 3.12 to Registration Statement on Form S-4 filed on March 16, 2004).

3.12	Certificate of Formation of M&FC Holding, LLC (incorporated by reference to Exhibit 3.15 to Registration Statement on Form S-4 filed on March 16, 2004).

3.13	Operating Agreement of M&FC Holding, LLC (incorporated by reference to Exhibit 3.16 to Registration Statement on Form S-4 filed on March 16, 2004).

3.14	Certificate of Amendment of Certificate of Incorporation of Sensus USA Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009).

3.15	Certificate of Incorporation on Change of Name of Sensus (Bermuda 2) Ltd. (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009).

Exhibit Number		Description
4.1		Indenture, dated as of December 17, 2003, between Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd, the Subsidiary Guarantors defined therein and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-4 filed on March 16, 2004).

4.2		Form of Senior Subordinated Note due 2013 (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-4 filed on March 16, 2004).

4.3		Registration Rights Agreement, dated as of December 17, 2003, between Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd., M&FC Holding LLC, Invensys Metering Headquarters Corporation, Smith-Blair Inc., Invensys Metering Systems—North America Inc., Invensys Precision Die Casting Inc., Sensus Metering Systems IP Holdings, Inc. and Credit Suisse First Boston Corporation and Goldman, Sachs & Co., as initial purchasers (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-4 filed on March 16, 2004).

5.1	*	Opinion of Mayer, Brown, Rowe & Maw LLP.

5.2	*	Opinion of Conyers Dill & Pearman.

10.1		Credit Agreement, dated as of December 17, 2003, among Sensus Metering Systems Inc., Sensus Metering Systems (Luxco 2) S.A.R.L., Sensus Metering Systems (Bermuda 2) Ltd., the lenders party thereto, Credit Suisse First Boston Corporation, as Administrative Agent, Credit Suisse First Boston Corporation and Goldman Sachs Credit Partners L.P., as Joint Bookrunners and Joint Lead Arrangers, Goldman Sachs Credit Partners L.P., as Syndication Agent and National City Bank, as Documentation Agent (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-4 filed on March 16, 2004).

10.2		U.S. Guarantee and Collateral Agreement, dated as of December 17, 2003, among Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd., the Subsidiaries of Sensus Metering Systems Inc. identified therein, and Credit Suisse First Boston, as U.S. Collateral Agent (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-4 filed on March 16, 2004).

10.3		European Guarantee Agreement, dated as of December 17, 2003, among Sensus Metering Systems (Luxco 2) S.AR.L., Sensus Metering Systems (Bermuda 3) Ltd., Sensus Metering Systems (Luxco 1) S.AR.L., the Subsidiaries of Sensus Metering Systems (Luxco 2) S.AR.L. identified therein, and Credit Suisse First Boston, as European Collateral Agent (incorporated by reference to Exhibit 10.3 to Registration Statement on Form S-4 filed on March 16, 2004).

10.4		Pledge Agreement, dated December 17, 2003, among Sensus Metering Systems (Luxco 3) S.AR.L. and Credit Suisse First Boston, as European Collateral Agent, relating to shares of Sensus Metering Systems France Holdings (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-4 filed on March 16, 2004).

10.5		Pledge Agreement, dated December 17, 2003, among Sensus Metering Systems France Holdings and Credit Suisse First Boston, as European Collateral Agent, relating to shares of Financiere Pollux (incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-4 filed on March 16, 2004).

10.6		Pledge Agreement, dated December 17, 2003, among Financiere Pollux and Credit Suisse First Boston, as European Collateral Agent, relating to shares of Invensys Metering Systems SAS (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-4 filed on March 16, 2004).

10.7		Pledge Agreement, dated December 17, 2004, among Sensus Metering Systems (Luxco 2) S.AR.L. and Credit Suisse First Boston, as Security Agent, relating to shares of Sensus Metering Systems (Luxco 4) S.AR.L. (incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2005).

Exhibit Number	Description
10.8	Shareholders Agreement, dated as of December 17, 2003, by and among Sensus Metering Systems (Bermuda 1) Ltd, The Resolute SIE, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund NQP, L.P., The Resolute Fund Singapore PV, L.P., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., and Goldman Sachs Direct Investment Fund 2000, L.P. (incorporated by reference to Exhibit 10.7 to Registration Statement on Form S-4 filed on March 16, 2004).

10.9	Management Subscription and Shareholders Agreement, dated March 5, 2004, by and among Sensus Metering Systems (Bermuda 1) Ltd. and the persons named therein (incorporated by reference to Exhibit 10.8 to Registration Statement on Form S-4 filed on March 16, 2004).

10.10	Employment and Non-Interference Agreement, dated December 17, 2003, by and between Peter Mainz and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.10 to Registration Statement on Form S-4 filed on March 16, 2004).

10.11	Restricted Share Plan of Sensus Metering Systems (Bermuda 1) Ltd. (incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-4 filed on March 16, 2004).

10.12	Form of Restricted Share Agreement (incorporated by reference to Exhibit 10.12 to Registration Statement on Form S-4 filed on March 16, 2004).

10.13	Consultant Subscription and Shareholder Agreement, dated March 5, 2004, by and among Sensus Metering Systems (Bermuda 1) Ltd. and the person named therein (incorporated by reference to Exhibit 10.13 to Registration Statement on Form S-4 filed on March 16, 2004).

10.14	The Jordan Company, L.P. Management Consulting Agreement, dated December 17, 2003, by and among The Jordan Company, L.P., Sensus Metering Systems Inc. and its direct and indirect subsidiaries party thereto (incorporated by reference to Exhibit 10.14 to Registration Statement on Form S-4 filed on March 16, 2004).

10.15	Letter Agreement, dated December 17, 2003, among The Jordan Company, L.P., Sensus Metering Systems Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form S-4 filed on March 16, 2004).

10.16	Non-Competition Agreement, dated December 17, 2003, by and between Invensys plc and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.17 to Registration Statement on Form S-4 filed on March 16, 2004).

10.17	Amendment No. 1 to the Credit Agreement, dated October 14, 2004, among Sensus Metering Systems Inc., Sensus Metering Systems (Luxco 2) S.AR.L., Sensus Metering Systems (Bermuda 2) Ltd., the Lenders and Credit Suisse First Boston (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K dated October 18, 2004 (filed on October 18, 2004)).

10.18	Amendment No. 2 and Agreement to the Credit Agreement, dated May 12, 2006, among Sensus Metering Systems Inc., Sensus Metering Systems (Luxco 2) S.AR.L., Sensus Metering Systems (Bermuda 2) Ltd., the Lenders and Credit Suisse (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K dated May 12, 2006 (filed on May 17, 2006)).

10.19	Asset Purchase Agreement, dated June 2, 2006, by and between Sensus Metering Systems Inc. and Advanced Metering Data Systems, L.L.C. (incorporated by reference to Exhibit 10.25 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

10.20	Management Incentive Plan of Sensus Metering Systems (Bermuda 2) Ltd. and Sensus Metering Systems Inc., dated May 16, 2008 (incorporated by reference to Exhibit 99.1 to Registrant’s Current Report on Form 8-K dated May 16, 2008 (filed on May 22, 2008)).

Exhibit Number	Description
10.21	Contract of Employment for Signing Managers, effective December 1, 2004, between IMS Holdings GmbH and José Hernandez (incorporated by reference to Exhibit 10.24 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007).

10.22	Sensus Metering Systems Inc. Nonqualified Supplemental Retirement Plan FBO Dan Harness (incorporated by reference to Exhibit 10.26 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007).

10.23	Joinder Agreement to the Master Plan, dated December 20, 2005, between Sensus Metering Systems Inc. and Dan Harness (incorporated by reference to Exhibit 10.27 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008).

10.24	North America Executive Employee Company Vehicle Policy of Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.28 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008).

10.25	Sensus Metering Systems 2007 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

10.26	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

10.27	Employment and Non-Interference Agreement, dated December 1, 2007, by and between Alfred Giammarino and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 28, 2007 (filed on November 28, 2007)).

10.28	Employment Offer Letter, dated December 5, 2006, by and between Colin Flannery and Sensus Metering Systems (incorporated by reference to Exhibit 10.32 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008).

10.29	Consulting Agreement, effective April 24, 2008, between Dan Harness and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 99.1 to Registrant’s Current Report on Form 8-K/A dated April 24, 2008 (filed on June 16, 2008)).

10.30	Consulting Agreement, effective as of May 30, 2008, between Al Giammarino and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.32 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

10.31	Employment and Non-Interference Agreement, dated July 1, 2008, by and between William T. Yeates and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.33 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

10.32	Relocation Payback Agreement, dated June 5, 2008, by and between William T. Yeates and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.34 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

10.33	Employment and Non-Interference Agreement, dated December 8, 2008, by and between Jeffery J. Kyle and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K dated December 8, 2008 (filed on December 8, 2008)).

10.34	Relocation Payback Agreement, dated February 16, 2009, by and between Jeffery J. Kyle and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.36 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

10.35	Sensus U.S. Vehicle Fleet Policy, dated January 1, 2009 (incorporated by reference to Exhibit 10.37 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

10.36	Sensus Management Incentive Plan Fiscal Year 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009).

Exhibit Number	Description
10.37	Amendment No. 3 and Agreement, dated as of July 23, 2009, among Sensus USA Inc., Sensus Metering Systems (Luxco 2) S.AR.L, Sensus (Bermuda 2) Ltd., the Lenders, Credit Suisse, Goldman Sachs Credit Partners L.P., Deutsche Bank AG, Royal Bank of Canada and Bank of Montreal (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009).

12.1	Computation of Earnings to Fixed Charges.

21.1	Subsidiaries of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 21.1 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009).

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1).

23.3*	Consent of Conyers Dill & Pearman (included in Exhibit 5.2).

24.1*	Power of Attorney (included as part of signature page to the registration statement filed on August 9, 2004).

25.1*	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of U.S. Bank National Association (incorporated by reference to Exhibit 25.1 to Amendment No. 1 to Registration Statement on Form S-4 filed on May 10, 2004).

*	Filed previously.